Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
by and among
COMSCORE, INC.

RUM ACQUISITION CORPORATION

and

RENTRAK CORPORATION
SEPTEMBER 29, 2015

Page

ARTICLE I THE MERGER    2
1.1    The Merger    2
1.2    The Surviving Corporation of the Merger    2
1.3    General Effects of the Merger    2
1.4    Effect of the Merger on Capital Stock of the Merging Corporations    3
1.5    Further Action    5
1.6    Tax Reorganization    5
ARTICLE II THE CLOSING    5
2.1    The Closing    5
2.2    Conditions to Closing    6
2.3    Issuance of Merger Consideration After the Closing.    9
ARTICLE III REPRESENTATIONS AND WARRANTIES OF RENTRAK    12
3.1    Organization and Qualification    12
3.2    Authority; Approvals and Enforceability.    12
3.3    Required Filings and Consents    13
3.4    Articles of Incorporation and Bylaws    14
3.5    Capitalization    14

i

(continued)
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3.6    Subsidiaries.    16
3.7    SEC Reports    16
3.8    Financial Statements and Internal Controls.    16
3.9    Undisclosed Liabilities    18
3.10    Subsequent Changes    18
3.11    Real Property    18
3.12    Tangible Property    18
3.13    Intellectual Property.    19
3.14    Material Contracts    20
3.15    Tax Matters    21
3.16    Employee Benefit Matters.    22
3.17    Labor Matters    25
3.18    Environmental Matters    26
3.19    Compliance with Laws    27
3.20    Permits    28
3.21    Legal Proceedings and Orders    28

(continued)
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3.22    Insurance    29
3.23    No Ownership of comScore Capital Stock    29
3.24    Takeover Statutes    29
3.25    Brokers, Finders and Financial Advisors    29
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMSCORE AND MERGER SUB    30
4.1    Organization and Qualification    30
4.2    Authority; Approvals and Enforceability.    30
4.3    Required Filings and Consents    31
4.4    Certificate of Incorporation and Bylaws    32
4.5    Capitalization    32
4.6    Subsidiaries.    33
4.7    SEC Reports    34
4.8    Financial Statements and Internal Controls.    34
4.9    Undisclosed Liabilities    35
4.10    Subsequent Changes    36
4.11    Real Property    36

(continued)
Page

4.12    Tangible Property    36
4.13    Intellectual Property.    36
4.14    Material Contracts    38
4.15    Tax Matters    39
4.16    Employee Benefit Matters.    40
4.17    Labor Matters    41
4.18    Environmental Matters    42
4.19    Compliance with Laws    43
4.20    Permits    44
4.21    Legal Proceedings and Orders    45
4.22    Insurance    45
4.23    No Ownership of Rentrak Capital Stock    45
4.24    Takeover Statutes    45
4.25    Brokers, Finders and Financial Advisors    46
ARTICLE V CONDUCT OF BUSINESS    46
5.1    Affirmative Obligations    46
5.2    Negative Obligations.    46

(continued)
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ARTICLE VI NON-SOLICITATION OF ALTERNATIVE TRANSACTIONS    50
6.1    Termination of Existing Discussions    50
6.2    No Solicitation or Facilitation of Acquisition Proposals    50
6.3    Permitted Discussions and Information Sharing    51
6.4    Responsibility for Actions of Representatives    52
6.5    Notification Requirements    53
ARTICLE VII ADDITIONAL AGREEMENTS    53
7.1    Efforts to Complete Merger    53
7.2    Regulatory Filings and Clearances    54
7.3    Registration Statement and Joint Proxy Statement/Prospectus.    55
7.4    Stockholder Meetings and Board Recommendations    58
7.5    Access; Notice and Consultation; Confidentiality    61
7.6    Public Announcements    62
7.7    Employee Plans    63
7.8    Directors’ and Officers’ Indemnification and Insurance    64
7.9    Listing of comScore Shares    65
7.10    Takeover Statutes    66

(continued)
Page

7.11    Section 16 Matters    66
7.12    Tax Matters    66
7.13    FIRPTA Certificate.    66
7.14    Obligations of Merger Sub.    67
ARTICLE VIII GOVERNANCE MATTERS    67
8.1    comScore Board of Directors    67
8.2    comScore Chief Executive Officer    68
ARTICLE IX TERMINATION OF AGREEMENT    68
9.1    Termination    68
9.2    Effect of Termination    70
9.3    Fees and Expenses    70
ARTICLE X GENERAL PROVISIONS    73
10.1    Certain Interpretations    73
10.2    Non-Survival of Representations and Warranties    73
10.3    Notices    73
10.4    Assignment    75
10.5    Amendment    75
10.6    Extension; Waiver    75

(continued)
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10.7    Specific Performance    75
10.8    Failure or Indulgence Not Waiver; Remedies Cumulative    76
10.9    Severability    76
10.10    Entire Agreement    76
10.11    No Third Party Beneficiaries.    76
10.12    Governing Law    76
10.13    Consent to Jurisdiction.    76
10.14    Waiver of Jury Trial    77
10.15    Counterparts    77

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of September 29, 2015 by and among comScore, Inc., a Delaware corporation (“comScore”), Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of comScore (“Merger Sub”), and Rentrak Corporation, an Oregon corporation (“Rentrak”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in Annex A.
W I T N E S S E T H:
WHEREAS, each of the respective Boards of Directors of comScore, Merger Sub and Rentrak have approved the Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of their respective stockholders to enter into this Agreement and consummate the transactions contemplated hereby, pursuant to which, among other things, Merger Sub will be merged with and into Rentrak (the “Merger”) in accordance with the terms and conditions set forth in this Agreement and the applicable provisions of the Oregon Business Corporation Act (the “OBCA”), Rentrak will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of comScore and each share of Rentrak Common Stock outstanding immediately prior to the Effective Time (as defined herein) will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of comScore and Merger Sub to enter into this Agreement, each of the officers and directors of Rentrak, in their respective capacities as shareholders of Rentrak, and certain other shareholders of Rentrak have entered into support agreements with comScore substantially in the form attached hereto as Exhibit A (each, a “Rentrak Support Agreement” and collectively, the “Rentrak Support Agreements”).
WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Rentrak to enter into this Agreement, each of the officers and directors of comScore, in their respective capacities as stockholders of comScore, and certain other stockholders of comScore have entered into support agreements with Rentrak, substantially in the form attached hereto as Exhibit B (each, a “comScore Support Agreement” and collectively, the “comScore Support Agreements”).
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, comScore, Merger Sub and Rentrak hereby agree as follows:
Article I
THE MERGER

1.1    The Merger.
Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the OBCA, on the Closing Date, Merger Sub shall be merged with and into Rentrak, the separate corporate existence of Merger Sub shall thereupon cease and Rentrak shall continue as the surviving corporation of the Merger and a wholly owned subsidiary of comScore. Rentrak, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.” Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, comScore, Merger Sub and Rentrak shall cause the Merger to be consummated under the OBCA by filing articles of merger in customary form and substance (the “Articles of Merger”) with the Secretary of State of the State of Oregon (the “Oregon Secretary of State”) in accordance with the applicable provisions of the OBCA. The time of such filing and acceptance by the Oregon Secretary of State, or such later time as may be agreed in writing by comScore and Rentrak and specified in the Articles of Merger, is referred to herein as the “Effective Time.”
1.2    The Surviving Corporation of the Merger.
(a)    Articles of Incorporation and Bylaws of the Surviving Corporation.
(i)    Articles of Incorporation. Subject to the terms of Section 7.8(b), at the Effective Time, the Articles of Incorporation of Rentrak shall be amended and restated in its entirety to read identically to the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Articles of Incorporation shall become the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the OBCA and such Articles of Incorporation; provided, however, that at the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Rentrak.”
(ii)    Bylaws. Subject to the terms of Section 7.8(b), at the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the Bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the OBCA, the Articles of Incorporation of the Surviving Corporation and such Bylaws.
(b)    Directors and Officers of the Surviving Corporation.
(i)    Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.
(ii)    Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly appointed.
1.3    General Effects of the Merger.
The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the OBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of Rentrak and Merger Sub shall vest in the Surviving

Corporation, and all debts, liabilities and duties of Rentrak and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.4    Effect of the Merger on Capital Stock of the Merging Corporations.
(a)    Capital Stock of Merger Sub. Each share of common stock of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.
(b)    Capital Stock of Rentrak.
(i)    Generally. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of comScore, Merger Sub, Rentrak, or the holders of any of the following securities, other than as otherwise set forth in this Section 1.4(b), each share of Rentrak Common Stock that is outstanding immediately prior to the Effective Time shall be canceled and extinguished and automatically converted into the right to receive 1.1500 shares of comScore Common Stock (the “Exchange Ratio”) and the cash payable in lieu of fractional shares pursuant to this Section 1.4(b)(i) (the “Common Stock Consideration”) upon the surrender of the certificate, if any, representing such share of Rentrak Common Stock in the manner provided in Section 2.3(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(e)); provided, however, that (i) the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into comScore Common Stock or Rentrak Common Stock), reorganization, recapitalization, reclassification or other like change with respect to comScore Common Stock or Rentrak Common Stock having a record date on or after the date hereof and prior to the Effective Time, and (ii) notwithstanding the foregoing or anything to the contrary set forth herein, no fraction of a share of comScore Common Stock will be issued by virtue of the Merger, and in lieu thereof, each holder of record of shares of Rentrak Common Stock who would otherwise be entitled to a fraction of a share of comScore Common Stock pursuant to this Section 1.4(b)(i) (after aggregating all fractional shares of comScore Common Stock that otherwise would be received by such holder of record) shall, upon the surrender of the certificate, if any, representing such share of Rentrak Common Stock in the manner provided in Section 2.3(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.3(e)), receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the Closing Average. From and after the Effective Time, all shares of Rentrak Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of shares of Rentrak Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of comScore Common Stock issuable in respect thereof pursuant to this Section 1.4(b)(i), cash in lieu of any fractional shares payable in respect thereof pursuant to this Section 1.4(b)(i) and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d). All shares of comScore Common Stock issued upon the surrender for exchange of shares of Rentrak Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to this Section 1.4(b)(i) in lieu of a fractional share of comScore Common Stock and any dividends or other distributions paid in respect thereof pursuant to Section 2.3(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Rentrak Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Rentrak Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, a certificate representing shares of Rentrak Common Stock is presented to the Surviving Corporation for any reason, then such certificate shall be canceled and exchanged for the Common Stock Consideration in accordance with this Section 1.4(b), any cash payable in respect thereof pursuant to this Section 1.4(b)(i) in lieu of a fractional share of comScore Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d).
(ii)    Owned Shares of Rentrak Common Stock. Notwithstanding anything to the contrary set forth herein, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of comScore, Merger Sub, Rentrak, or the holders of any of the following securities, each share of Rentrak Common Stock that is owned by comScore, Merger Sub or Rentrak, or by any direct or indirect wholly owned Subsidiary of comScore, Merger Sub or Rentrak, in each case immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.
(iii)    Restricted Shares of Rentrak Common Stock. Notwithstanding anything to the contrary set forth herein, if any shares of Rentrak Common Stock outstanding immediately prior to the Effective Time are unvested or subject to a repurchase option or obligation, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Rentrak or under which Rentrak has any rights (the “Rentrak Restricted Stock”), then the Common Stock Consideration payable in exchange for such Rentrak Restricted Stock also shall be unvested and subject to the same repurchase option or obligation, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates, and the certificates representing such shares of Rentrak Restricted Stock may accordingly be marked with appropriate legends. Prior to the Effective Time, Rentrak shall take all action that may be necessary to ensure that, from and after the Effective Time, comScore is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c)    Stock Awards of Rentrak.
(i)    Stock Options. At the Effective Time, each Rentrak Stock Award that is a stock option to purchase shares of Rentrak Common Stock (each a “Rentrak Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be assumed by comScore and converted into an option to acquire that number of shares of comScore Common Stock equal to the product obtained by multiplying (x) the number of shares of Rentrak Common Stock subject to such Rentrak Stock Option by (y) the Exchange Ratio, rounded down to the nearest whole share of comScore Common Stock. Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Rentrak Stock Option immediately prior to the Effective Time, except that each Assumed Option shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of Rentrak Common Stock subject to such Assumed Option by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). It is the intention of the parties that each Assumed Option that qualified as a United States-based incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time. For employees of Rentrak or its Subsidiaries located outside of the U.S., to the extent required to ensure compliance with applicable local laws, comScore may require that outstanding options be exercised only by a cashless exercise pursuant to which employees will authorize a broker to sell all shares that they are entitled to at exercise immediately upon exercise and receive the difference between the market value of the shares at exercise and the exercise price in cash.

(ii)    Restricted Stock Units. At the Effective Time, each Rentrak Restricted Stock Unit and Rentrak Performance Stock Unit that is outstanding immediately prior to the Effective Time, whether or not then vested or issuable (each, an “Assumed Unit”), shall be assumed by comScore; provided, however, that each Assumed Unit shall be converted into an award to receive that number of shares of comScore Common Stock equal to the product obtained by multiplying (x) the number of shares of Rentrak Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (y) the Exchange Ratio, rounded down to the nearest whole share of comScore Common Stock. Each Assumed Unit shall otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable under the respective Rentrak Restricted Stock Unit or Rentrak Performance Stock Unit, as applicable, immediately prior to the Effective Time, except that each Assumed Unit that was granted with a purchase price other than par value shall have a purchase price per share equal to the quotient obtained by dividing (x) the per share purchase price of Rentrak Common Stock subject to such Assumed Unit by (y) the Exchange Ratio (which price per share shall be rounded up to the nearest whole cent).
(iii)    Registration Statements for Assumed Options and Other Awards. As soon as practicable following the Effective Time, but in no event later than ten (10) Business Days following the Effective Time, comScore shall file a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) relating to shares of comScore Common Stock issuable with respect to the Assumed Options, Assumed Units and the Common Stock Consideration payable in exchange for Rentrak Restricted Stock, and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Options or Assumed Units remain outstanding.
1.5    Further Action.
If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Rentrak and Merger Sub, the directors and officers of Rentrak and Merger Sub shall have the authority to take all such lawful and necessary action.
1.6    Tax Reorganization.
The parties hereto intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is hereby adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).
ARTICLE II
THE CLOSING
2.1    The Closing.
comScore, Merger Sub and Rentrak shall consummate the Merger at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 1700 K Street, NW, Fifth Floor, Washington, DC 20006, on a date and at a time to be agreed upon by comScore and Rentrak, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Section 2.2 (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as comScore and Rentrak shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”
2.2    Conditions to Closing.
(a)    Mutual Conditions to Closing. The respective obligations of comScore, Merger Sub and Rentrak to consummate the Merger shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
(iii)    No Prohibitive Legal Requirements. No Governmental Authority of competent jurisdiction shall have enacted or deemed applicable to the consummation of the Merger or any other material transactions contemplated by this Agreement any Legal Requirement that is in effect and has the effect of making the consummation of the Merger or any other material transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other material transactions contemplated by this Agreement.
(iv)    No Prohibitive Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Merger or any other material transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other material transactions contemplated by this Agreement.
(v)    Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC that have not been withdrawn.
(vi)    Requisite Stockholder Approvals. The Requisite Rentrak Shareholder Approval and the Requisite comScore Stockholder Approval shall have been obtained.
(vii)    Requisite Regulatory Approvals.
(A)    All waiting periods (and all extensions thereof) applicable to the Merger under the HSR Act and any other applicable Antitrust Laws shall have terminated or expired.
(B)    All clearances, consents, approvals, authorizations and Orders applicable to the Merger which are required under any Antitrust Laws of any jurisdiction in which comScore or Rentrak have material business or operations, or in which comScore and Rentrak mutually agree to make a filing under applicable Antitrust Laws, shall have been received.
(C)    Any waiting period (and any extension thereof) applicable to the Merger which is required under any Antitrust Laws of any jurisdiction in which comScore or Rentrak have material business or operations, or in which comScore and Rentrak mutually agree to make a filing under applicable Antitrust Laws, shall have expired or been terminated.
(viii)    Nasdaq Global Select Market Listing. The shares of comScore Common Stock issuable in the Merger, the shares of comScore Common Stock issuable upon the exercise of all

Assumed Options, and the shares of comScore Common Stock issuable in settlement of all Assumed Units (all of the foregoing shares of comScore Common Stock being referred to herein collectively as the “Total comScore Merger Consideration”), shall have been authorized for listing (subject to notice of issuance) on the Nasdaq Global Select Market.
(ix)    Tax Opinions. comScore shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Rentrak shall have received an opinion of Perkins Coie LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of comScore, Merger Sub and Rentrak, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.
(b)    Additional comScore and Merger Sub Conditions to Closing. The obligations of comScore and Merger Sub to consummate the Merger are also subject to the satisfaction or waiver, on or prior to the Closing, of each the following additional conditions (each of which conditions may be waived exclusively by comScore and Merger Sub in their sole and absolute discretion):
(i)    Compliance with Agreements and Covenants. Rentrak shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.
(ii)    Accuracy of Representations and Warranties.
(A)    The representations and warranties of Rentrak set forth in Section 3.1, Section 3.2, Section 3.3(b), Section 3.4, Section 3.23, Section 3.24 and Section 3.25 (the “Rentrak Fundamental Representations”) (i) shall have been true and correct in all material respects as of the date of this Agreement, and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respect as of such particular date).
(B)    The representations and warranties of Rentrak set forth in Section 3.5(a), Section 3.5(c) and Section 3.5(d) (the “Rentrak Capitalization Representations”) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (1) for any de minimis inaccuracies, and (2) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date).
(C)    The representations and warranties of Rentrak set forth in this Agreement (other than the Rentrak Fundamental Representations and the Rentrak Capitalization Representations) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Rentrak set forth in this Agreement for purposes of this Section 2.2(b)(ii)(C), (1) all qualifications based on a “Rentrak Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, and (y) the representation and warranty set forth in clause (i) of Section 3.10 shall not be disregarded pursuant to the terms of this proviso), and (2) any update of or modification to the Rentrak Disclosure Letter made or purported to have been made after the date hereof shall be disregarded.
(iii)    No Rentrak Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Rentrak Material Adverse Effect that is continuing.
(iv)    SEC Filings. From and after the date hereof, Rentrak shall have timely filed all annual, quarterly, current (other than any filings required pursuant to Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act, which shall have been filed) and other reports, all proxy statements, all schedules, exhibits and other documents that it is required to file with the SEC, in each case on or prior to the deadline for the filing of each such report, statement, schedule, exhibit and other document under the Exchange Act and the rules and regulations of the SEC promulgated thereunder, together with all certifications and attestations of any members of management of Rentrak that are required to be filed with any of the foregoing reports, statements, schedules, exhibits and other documents (in each case without qualifications or limitations) under the Exchange Act and the SEC rules and regulations promulgated thereunder.
(v)    Officer’s Certificate. comScore shall have received a certificate, signed for and on behalf of Rentrak by the chief executive officer and the chief financial officer of Rentrak, certifying the satisfaction of the conditions set forth in this Section 2.2(b).
(c)    Additional Rentrak Conditions to Closing. The obligation of Rentrak to consummate the Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following additional conditions (each of which conditions may be waived exclusively by Rentrak in its sole and absolute discretion):
(iv)    Compliance with Agreements and Covenants. comScore and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.
(v)    Accuracy of Representations and Warranties.
(D)    The representations and warranties of comScore set forth in Section 4.1, Section 4.2, Section 4.3(b), Section 4.4, Section 4.23, Section 4.24 and Section 4.25 (the “comScore Fundamental Representations”) (i) shall have been true and correct in all material respects as of the date of this Agreement, and (ii) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct in all material respect as of such particular date).
(E)    The representations and warranties of comScore set forth in Section 4.5(a), Section 4.5(c) and Section 4.5(d) (the “comScore Capitalization Representations”) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing

Date with the same force and effect as if made on and as of such date, except, in each case, (1) for any de minimis inaccuracies, and (2) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date).
(F)    The representations and warranties of comScore set forth in this Agreement (other than the comScore Fundamental Representations and the comScore Capitalization Representations) (i) shall have been true and correct as of the date of this Agreement, and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in the case of the foregoing clauses (i) and (ii), (A) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of comScore set forth in this Agreement for purposes of this Section 2.2(c)(ii)(C), (1) all qualifications based on a “comScore Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that (x) the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties, and (y) the representation and warranty set forth in clause (i) of Section 4.10 shall not be disregarded pursuant to the terms of this proviso), and (2) any update of or modification to the comScore Disclosure Letter made or purported to have been made after the date hereof shall be disregarded.
(vi)    No comScore Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any comScore Material Adverse Effect that is continuing.
(vii)    SEC Filings. From and after the date hereof, comScore shall have timely filed all annual, quarterly, current (other than any filings required pursuant to Rule 425 under the Securities Act and Rule 14a-12 under the Exchange Act, which shall have been filed) and other reports, all proxy statements, all schedules, exhibits and other documents that it is required to file with the SEC, in each case on or prior to the deadline for the filing of each such report, statement, schedule, exhibit and other document under the Exchange Act and the rules and regulations of the SEC promulgated thereunder, together with all certifications and attestations of any members of management of comScore that are required to be filed with any of the foregoing reports, statements, schedules, exhibits and other documents (in each case without qualifications or limitations) under the Exchange Act and the SEC rules and regulations promulgated thereunder.
(viii)    Officer’s Certificate. Rentrak shall have received a certificate, signed for and on behalf of comScore by the chief executive officer and the chief financial officer of comScore, certifying the satisfaction of the conditions set forth in this Section 2.2(c).
2.3    Issuance of Merger Consideration After the Closing.
(d)    Exchange Agent. Prior to the Closing Date, comScore shall select a bank or trust company reasonably acceptable to Rentrak to act as the exchange agent for the Merger pursuant to an exchange agent agreement in form and substance reasonably satisfactory to Rentrak (the “Exchange Agent”).
(e)    Exchange Fund.

(i)    Creation of Exchange Fund. As promptly as practicable (and in any event within two (2) Business Days) following the Effective Time, comScore shall make available to the Exchange Agent for exchange in accordance with this Article II, the shares of comScore Common Stock issuable pursuant to Section 1.4(b)(i) in exchange for shares of Rentrak Common Stock. In addition, comScore shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable pursuant to Section 1.4(b)(i) in lieu of fractional shares of comScore Common Stock and any dividends or distributions to which holders of shares of Rentrak Common Stock may be entitled pursuant to Section 2.3(d). Any comScore Common Stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
(ii)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of comScore or the Surviving Corporation, be delivered to comScore or the Surviving Corporation or otherwise according to the instruction of comScore or the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 2.3 shall after such delivery to comScore and the Surviving Corporation look only to comScore and the Surviving Corporation for delivery or payment of the shares of comScore Common Stock issuable in respect thereof pursuant to Section 1.4(b)(i), cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of any fractional shares of comScore Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d).
(f)    Exchange Procedures. As promptly as practicable following the Effective Time, comScore shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Rentrak Common Stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of Rentrak Common Stock represented by book entry (“Book Entry Shares”) (i) a letter of transmittal in customary form as Rentrak and comScore may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of comScore Common Stock pursuant to Section 1.4(b)(i), cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of any fractional shares of comScore Common Stock and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(d). With respect to uncertificated shares of Rentrak Common Stock held through “direct registration,” comScore shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of Rentrak Common Stock and payment of cash in lieu of any fractional shares pursuant to Section 1.4(b)(i), as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by comScore, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of comScore Common Stock (after taking into account all Certificates or such Book Entry Shares surrendered by such holder of record) such holder is entitled to receive pursuant to Section 1.4(b)(i) (which, at the election of comScore, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements), payment of any cash such holder is entitled to receive pursuant to Section 1.4(b)(i) in lieu of fractional shares of comScore Common Stock and any dividends or distributions such holder is entitled to receive pursuant to Section 2.3(d), which shares and cash comScore shall cause the Exchange Agent to distribute as promptly as practicable (but in any event within five (5) Business Days) following surrender of such Certificates or Book Entry Shares and such duly completed and validly executed letter of transmittal, and the Certificates so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose for an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or such Book Entry Shares pursuant to this Section 2.3. Until so surrendered, from and after the Effective Time outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of comScore Common Stock into which such shares of Rentrak Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.4(b)(i) and any dividends or distributions payable pursuant to Section 2.3(d). Notwithstanding anything to the contrary in this Agreement, Certificates and Book Entry Shares to be exchanged by any Person constituting an “affiliate” of Rentrak for purposes of Rule 145 under the Securities Act shall be subject to the restrictions described in such Rule 145.
(g)    Dividends and Distributions. Whenever a dividend or other distribution is declared or made after the date hereof with respect to comScore Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of comScore Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to comScore Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of comScore Common Stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares. Subject to applicable Legal Requirements, following surrender of any such Certificates or such Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of comScore Common Stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of comScore Common Stock.
(h)    Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the shares of comScore Common Stock issuable in respect thereof pursuant to Section 1.4(b)(i), the cash payable in respect thereof pursuant to Section 1.4(b)(i) in lieu of fractional shares of comScore Common Stock and any dividends or distributions payable in respect thereof pursuant to Section 2.3(d); provided, however, that comScore may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable and customary amount as comScore may direct as indemnity against any claim that may be made against comScore, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
(i)    Transferred Shares. In the event that a transfer of ownership of shares of Rentrak Common Stock is not registered in the stock transfer books or ledger of Rentrak, or if shares of comScore Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to comScore (or any agent designated by comScore) any transfer or other Taxes required by reason of the issuance of shares of comScore Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of comScore (or any agent designated by comScore) that such transfer or other Taxes have been paid or are otherwise not payable.

(j)    Tax Withholding. Each of the Exchange Agent, comScore and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Rentrak Capital Stock, such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non U.S. tax law or under any applicable Legal Requirement and to request and receive from such holder or former holder any relevant tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or similar information. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.
(k)    No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, comScore, the Surviving Corporation or any other party hereto shall be liable to a holder of shares of comScore Common Stock or Rentrak Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar Legal Requirement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF RENTRAK
Except (i) as set forth in the disclosure letter that has been prepared by Rentrak and delivered by Rentrak to comScore in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Rentrak Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Rentrak Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), or (ii) as set forth in any Rentrak SEC Reports filed with, or furnished to, the SEC and publicly available prior to the date hereof (other than in any “risk factors” or other disclosure statements included therein that are predictive or forward looking in nature), Rentrak hereby represents and warrants to comScore and Merger Sub as follows:
3.1    Organization and Qualification.
Rentrak is duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, and Rentrak is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except, in the case of any of the foregoing, to the extent that the failure to be true would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.2    Authority; Approvals and Enforceability.
(l)    Rentrak has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of Rentrak as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(m)    The execution and delivery of this Agreement by Rentrak, and performance by Rentrak with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, and the Rentrak Support Agreements, have been duly and validly approved by the Rentrak board of directors. As of the date of this Agreement, the Rentrak board of directors has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Rentrak Shareholders and has unanimously resolved to recommend that the Rentrak Shareholders adopt this Agreement (the “Rentrak Voting Proposal”). Prior to making the foregoing determinations, the Rentrak board of directors received an opinion of Goldman, Sachs & Co. (“Goldman Sachs”) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Rentrak, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.
(n)    Except for the approval of the Rentrak Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Rentrak Common Stock entitled to vote at a meeting of the Rentrak Shareholders called to consider the Rentrak Voting Proposal (the “Requisite Rentrak Shareholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 4.23 of this Agreement, no other corporate proceedings on the part of Rentrak are necessary to approve or adopt this Agreement under applicable Legal Requirements and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.
(o)    This Agreement has been duly and validly executed and delivered by Rentrak, and assuming due authorization, execution and delivery by comScore and Merger Sub, this Agreement constitutes a valid and binding obligation of Rentrak, enforceable against Rentrak in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.
3.3    Required Filings and Consents.
The execution and delivery by Rentrak of this Agreement do not, and the performance by Rentrak of its covenants and agreements under this Agreement and the consummation by Rentrak of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Rentrak Shareholder Approval conflict with or violate the Rentrak Articles of Incorporation or the Rentrak Bylaws or any Rentrak Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 3.3(b) conflict with or violate any Legal Requirements applicable to Rentrak or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Rentrak’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Rentrak or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Rentrak or any of its Subsidiaries is a party or by which Rentrak or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Rentrak or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.

(a)    The execution and delivery by Rentrak of this Agreement do not, and the performance by Rentrak of its covenants and agreements under this Agreement and the consummation by Rentrak of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Articles of Merger or other documents as required by the OBCA and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.4    Articles of Incorporation and Bylaws.
Rentrak has heretofore made available to comScore a complete and accurate copy of the Rentrak Articles of Incorporation and Rentrak Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries that is a “significant subsidiary” as such term is defined under Rule 1-02(w) of Regulation S-X of the SEC (the “Rentrak Subsidiary Documents”). The Rentrak Articles of Incorporation, Rentrak Bylaws and Rentrak Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Rentrak board of directors nor, to the knowledge of Rentrak, any Rentrak Shareholder has taken any action to amend the Rentrak Articles of Incorporation or the Rentrak Bylaws in any respect. Rentrak has not taken any action in breach or violation of any of the provisions of the Rentrak Articles of Incorporation or the Rentrak Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Rentrak Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.5    Capitalization.
(a)    The authorized capital stock of Rentrak consists of 75,000,000 shares of Rentrak Common Stock and 10,000,000 shares of Rentrak Preferred Stock. As of September 25, 2015, (i) 15,357,175 shares of Rentrak Common Stock were issued and outstanding, (ii) 1,087,275 shares of Rentrak Common Stock were reserved for issuance pursuant to outstanding awards granted pursuant to Rentrak’s Amended and Restated 2005 Stock Incentive Plan, (iii) 1,630,328 shares of Rentrak Common Stock were reserved for issuance pursuant to awards granted pursuant to Rentrak’s 2011 Incentive Plan, (iv) 109,643 shares of Rentrak Common Stock were reserved for issuance pursuant to Rentrak’s ESPP, (v) no shares of Rentrak Common Stock were issued and held in the treasury of Rentrak; and (vi) no shares of Preferred Stock are issued and outstanding. Since June 30, 2015, Rentrak has not issued any securities (including derivative securities) except for shares of Rentrak Common Stock issued upon exercise of Rentrak Stock Awards, the vesting of Rentrak Restricted Stock Units or the vesting of Rentrak Performance Stock Units.
(b)    The stock plans identified in clauses (ii), (iii) and (iv) of the second sentence of Section 3.5(a) represent a complete and accurate list of all stock option plans or any other plan or agreement adopted by Rentrak that provides for the issuance of equity to any Person (the “Rentrak Stock Plans”). Rentrak has made available to comScore complete and accurate copies of all Rentrak Stock Plans and the forms of all award agreements evidencing outstanding Rentrak Stock Awards, and all agreements under the Stock Plans that materially deviate from such forms of award agreement.

(c)    Section 3.5(c) of the Rentrak Disclosure Letter sets forth a complete and accurate list as of the date hereof of all outstanding equity-based awards, whether payable in stock, cash or other property or any combination of the foregoing (the “Rentrak Stock Awards”) granted under any Rentrak Stock Plans or otherwise, indicating, with respect to each Rentrak Stock Award then outstanding, the type of awards granted, the number of shares of Rentrak Common Stock subject to such Rentrak Stock Award, the plan under which such Rentrak Stock Award was granted and the exercise or purchase price (if any), date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and whether (and to what extent) the vesting of such Rentrak Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger.
(d)    Except as described in Section 3.5(a) or as otherwise expressly permitted by Section 5.2 of this Agreement and otherwise disclosed to comScore, no capital stock of Rentrak or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding as of the date of this Agreement. Except as described in Section 3.5(c) of this Agreement and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date or described on Section 3.5(c) of the Rentrak Disclosure Letter, there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Rentrak or any of its Subsidiaries is a party, or by which Rentrak or any of its Subsidiaries is bound, obligating Rentrak or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Rentrak or any of its Subsidiaries or obligating Rentrak or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Rentrak or any of its Subsidiaries is a party, or by which it or they are bound, obligating Rentrak or any of its Subsidiaries with respect to any shares of capital stock of Rentrak or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Rentrak), of Rentrak or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Rentrak or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Except as set forth in Section 3.5(d) of the Rentrak Disclosure Letter, there here are no registration rights or other agreements, arrangements or understandings to which Rentrak or any of its Subsidiaries is a party, or by which it or they are bound, obligating Rentrak or any of its Subsidiaries with respect to any shares of Rentrak Common Stock or shares of capital stock of any such Subsidiary.
(e)    All outstanding shares of Rentrak Common Stock are, and all shares of Rentrak Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the OBCA, the Rentrak Articles of Incorporation or the Rentrak Bylaws or any agreement to which Rentrak is a party or otherwise bound. None of the outstanding shares of Rentrak Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of Rentrak are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Rentrak or a Subsidiary of Rentrak free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Rentrak or any of its Subsidiaries.

(f)    Rentrak Common Stock constitutes the only class of equity securities of Rentrak or its Subsidiaries registered or required to be registered under the Exchange Act.
3.6    Subsidiaries.
A complete and accurate list of all of the Subsidiaries of Rentrak, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Rentrak or another Subsidiary or Affiliate of Rentrak, is set forth in Section 3.6 of the Rentrak Disclosure Letter. Rentrak does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, excluding securities in any publicly traded company held for investment by Rentrak and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of Rentrak is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect. Each Subsidiary of Rentrak is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.7    SEC Reports.
Rentrak has filed and made available to comScore (including via the SEC’s EDGAR system) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by Rentrak with the SEC since April 1, 2010 (collectively, the “Rentrak SEC Reports”). The Rentrak SEC Reports, including all forms, reports and documents filed by Rentrak with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Rentrak SEC Reports filed after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by Rentrak with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Rentrak SEC Reports or necessary in order to make the statements in such Rentrak SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Rentrak is required to file any forms, reports, schedules, statements or other documents with the SEC. Rentrak is eligible to incorporate by reference into the Registration Statement regarding Rentrak pursuant to Part B of Form S-4.
3.8    Financial Statements and Internal Controls.

(a)    Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Rentrak SEC Reports, including any Rentrak SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Rentrak and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.
(b)    The chief executive officer and chief financial officer of Rentrak have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Rentrak is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Stock Market.
(c)    Rentrak and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Rentrak and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Rentrak and its Subsidiaries are being made only in accordance with authorizations of management and the Rentrak board of directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Rentrak and its Subsidiaries that could have a material effect on the financial statements.
(d)    To the knowledge of Rentrak, since March 31, 2010, neither Rentrak nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Rentrak and its Subsidiaries, (ii) any fraud, whether or not material, that involves Rentrak’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Rentrak and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
(e)    Neither Rentrak nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Rentrak or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Rentrak or any of its Subsidiaries in Rentrak’s consolidated financial statements.
(f)    Neither Rentrak nor any of its Subsidiaries nor, to the knowledge of Rentrak, any director, officer, auditor, accountant, consultant or representative of Rentrak or any of its Subsidiaries has, since March 31, 2010, received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that Rentrak or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing Rentrak or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Rentrak or any of its officers, directors, employees or agents to the current the Rentrak board of directors or any committee thereof or to any current director or executive officer of Rentrak.
(g)    To the knowledge of Rentrak, since March 31, 2010, no employee of Rentrak or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Rentrak or any of its Subsidiaries. Neither Rentrak nor any of its Subsidiaries nor, to the knowledge of Rentrak, any director, officer, employee, contractor, subcontractor or agent of Rentrak or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Rentrak or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.
3.9    Undisclosed Liabilities.
Except as reflected in the Rentrak Balance Sheet, neither Rentrak nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Rentrak Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Rentrak Material Adverse Effect.
3.10    Subsequent Changes.
Since the date of the Rentrak Balance Sheet through the date hereof, Rentrak has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not occurred (i) any Rentrak Material Adverse Effect or (ii) any action taken by Rentrak or event that would have required the consent of comScore pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.
3.11    Real Property.
Rentrak and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Rentrak Balance Sheet. All real properties reflected in the Rentrak Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Rentrak Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property subject thereto. All real property leases, subleases, licenses or other occupancy agreements to which Rentrak or any of its Subsidiaries is a party (collectively, the “Rentrak Real Property Leases”) are in full force and effect, except where the failure of such Rentrak Real Property Leases to be in full force and effect would not be reasonably likely to result in a Rentrak Material Adverse Effect. There is no default by Rentrak or any of its Subsidiaries under any of the Rentrak Real Property Leases, or, to the knowledge of Rentrak, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a Rentrak Material Adverse Effect.
3.12    Tangible Property.
Rentrak and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Rentrak Balance Sheet. All tangible properties and assets reflected in the Rentrak Balance Sheet are held free and clear of all Liens, except for Liens reflected on the Rentrak Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property or assets subject thereto. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by Rentrak or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and Rentrak and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to Rentrak and its Subsidiaries, taken as a whole, free and clear of all Liens, except for conditions or defects in title that in the aggregate would not be reasonably likely to result in a Rentrak Material Adverse Effect.
3.13    Intellectual Property.
(a)    Section 3.13(a) of the Rentrak Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of Rentrak or any of its Subsidiaries (collectively the “Rentrak Registered Intellectual Property”). All material Rentrak Registered Intellectual Property is, to the knowledge of Rentrak, subsisting and neither invalid nor unenforceable.
(b)    All Rentrak Registered Intellectual Property Rights are owned by Rentrak or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the knowledge of Rentrak, all material Rentrak Intellectual Property Rights are, and immediately following the transactions contemplated hereby shall be, freely, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither Rentrak nor any of its Subsidiaries has, in the past 36 months transferred ownership of, or granted an exclusive license to, any third party, of any Intellectual Property Rights that are or were material Rentrak Intellectual Property Rights.
(c)    Neither Rentrak nor its Subsidiaries has, in the conduct of the business of Rentrak and its Subsidiaries as currently conducted, knowingly infringed upon, violated or used without authorization or license, any material Intellectual Property Rights owned by any third Person. There is no pending or, to Rentrak’s knowledge, threatened (and at no time within the three (3) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Rentrak or any of its Subsidiaries, alleging that any activities, products or conduct of Rentrak’s or any of its Subsidiaries’ business infringes or will infringe upon, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, or enforceability of any Rentrak Intellectual Property Rights. Rentrak is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i) materially restrict Rentrak’s or any of its Subsidiaries’ rights to use, license or transfer any material Rentrak Intellectual Property Rights, or (ii) compel or require Rentrak or any of its Subsidiaries to license or transfer any material Rentrak Intellectual Property Rights.
(d)    There are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by Rentrak or any of its Subsidiaries against any third party with respect to any Rentrak Intellectual Property Rights, which remain unresolved as of the date hereof.
(e)    Section 3.13(e) of the Rentrak Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which a third party has licensed to Rentrak or any of its Subsidiaries any Intellectual Property Right that is material to the business of Rentrak and its Subsidiaries, taken as a whole (“Rentrak In Licenses”), other than Contracts with respect to commercial available Technology that is not included in any Rentrak Product or necessary to the distribution of any Rentrak Product.
(f)    Section 3.13(f) of the Rentrak Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which Rentrak or any of its Subsidiaries has granted a third Person or Affiliate any rights or licenses to any material Rentrak Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business (“Rentrak Out Licenses,” and together with the Rentrak In Licenses, the “Rentrak IP Licenses”).
(g)    Neither Rentrak nor any of its Subsidiaries, nor, to the knowledge of Rentrak any other party to a Rentrak IP License, is in material breach of any such Rentrak IP License that is material to the business of Rentrak and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby will not result or cause: (A) (i) the breach by Rentrak or any of its Subsidiaries of any Rentrak IP License, (ii) the termination, impairment or restriction of any right or license granted to Rentrak or any of its Subsidiaries under a Rentrak IP License, or (iii) Rentrak or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material Rentrak Intellectual Property Rights (including by release of any source code), except as would not reasonably be expected to have a Rentrak Material Adverse Effect, (B) as a result of any Contract to which Rentrak or any of its Subsidiaries is a party, a third party to become licensed to, or otherwise have rights to, any material Intellectual Property Rights of comScore or any of its Subsidiaries or (C) cause any royalties fees or other payments to become payable by Rentrak or any of its Subsidiaries to any third person as a result of the use of any material Intellectual Property Rights by Rentrak or any of its Subsidiaries or cause any existing obligations to pay such royalties, fees or other payments to materially increase (other than due to increased sales of Rentrak Products).
(h)    To the knowledge of Rentrak, Rentrak and its Subsidiaries are in material compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in Technology that is included in any Rentrak Product distributed by Rentrak.
3.14    Material Contracts.
(a)    For all purposes of and under this Agreement, an “Rentrak Material Contract” shall mean:
(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Rentrak and its Subsidiaries;

(ii)    any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events);
(iii)    any Contract containing any covenant (A) limiting the right of Rentrak or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any material line of business, or (B) prohibiting Rentrak or any of its Subsidiaries (or, after the Closing Date, comScore) from engaging in business, in any material respect, with any Person or levying a fine, charge or other payment for doing so;
(iv)    any Contract (A) relating to the pending or future disposition or acquisition by Rentrak or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Rentrak or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than Rentrak’s Subsidiaries;
(v)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $100,000, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;
(vi)    any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $500,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practices;
(vii)    any Contract that is collectively bargained by Rentrak;
(viii)    any Contract for the sale of Rentrak Products with any customer who, in the fiscal year ended March 31, 2015 or the four months ended July 31, 2015, was one of the ten (10) largest sources of revenues for Rentrak and its Subsidiaries, based on amounts paid or payable;
(ix)    other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by Rentrak or any of its Subsidiaries in any twelve (12) month period of $500,000 or more in any individual case that is not terminable by Rentrak or its Subsidiaries upon notice of ninety (90) days or less without material liability to Rentrak or its Subsidiaries and is not disclosed pursuant to clauses (i) through (viii) above, inclusive; and
(x)    any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Rentrak Material Adverse Effect and is not disclosed pursuant to clauses (i) through (x) above, inclusive.
(b)    Section 3.14(b) of the Rentrak Disclosure Letter contains a complete and accurate list of all Rentrak Material Contracts as of the date hereof, to or by which Rentrak or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.14(a) that describes such Rentrak Material Contract.

(c)    Each Rentrak Material Contract is valid and binding on Rentrak (and/or each such Subsidiary of Rentrak party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Rentrak nor any of its Subsidiaries party thereto, nor, to the knowledge of Rentrak, any other party thereto, is in breach of, or default under, any such Rentrak Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Rentrak or any of its Subsidiaries, or, to the knowledge of Rentrak, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.15    Tax Matters.
(a)    Rentrak and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.
(b)    Rentrak and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established in accordance with GAAP on Rentrak’s most recent financial statements.
(c)    The U.S. consolidated federal income Tax Returns of Rentrak have been examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before March 31, 2009.
(d)    There are no audits, examinations, investigations or other proceedings in respect of income Taxes or other material Taxes pending or threatened in writing with respect to Rentrak or any of its Subsidiaries.
(e)    There are no Liens for Taxes on any of the assets of Rentrak or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP on Rentrak’s most recent financial statements.
(f)    None of Rentrak or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirement).
(g)    Rentrak and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to Rentrak and each of its Subsidiaries.
(h)    None of Rentrak or any of its Subsidiaries has engaged in a “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2).
3.16    Employee Benefit Matters.

(a)    Section 3.16(a) of the Rentrak Disclosure Letter sets forth a complete and accurate list of all Rentrak Employee Plans. Neither Rentrak nor any ERISA Affiliate of Rentrak has any plan or commitment to establish any new Rentrak Employee Plan, to modify any Rentrak Employee Plan (except to the extent required by applicable Legal Requirements or to conform any such Rentrak Employee Plan to the requirements of any applicable Legal Requirement or as required by this Agreement), or to adopt or enter into any Rentrak Employee Plan.
(b)    With respect to each Rentrak Employee Plan, Rentrak has made available to comScore complete and accurate copies of (i) such Rentrak Employee Plan (or a written summary of any unwritten plan) as currently in effect, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan description, (vi) the most recent annual financial statements for each Rentrak Employee Plan that is funded, (vii) all communications material to any employees relating to any Rentrak Employee Plan and any proposed Rentrak Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Rentrak, (viii) all material correspondence to or from any governmental agency relating to any Rentrak Employee Plan within the past two (2) years, (ix) the three (3) most recent plan years’ discrimination tests for each Rentrak Employee Plan, (x) all registration statements, annual reports (Form 11‑K and all attachments thereto) and prospectuses prepared in connection with each Rentrak Employee Plan, and (xi) the most recent annual actuarial valuations, if any, for each Rentrak Employee Plan.
(c)    Each Rentrak Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Rentrak, Rentrak’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each Rentrak Employee Plan.
(d)    Each Rentrak Employee Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Rentrak Qualified Plan”) has received a determination letter (or is in the form of a prototype or volume submitter plan that has received an opinion or advisory letter) from the IRS with respect to its qualified status, or Rentrak has remaining a period of time under applicable U.S. Department of the Treasury regulations or IRS pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Rentrak Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of Rentrak, revocation has not been threatened, and no act or omission has occurred, that would reasonably be expected to adversely affect its qualification. There has been no termination, partial termination or discontinuance of contributions to any Rentrak Qualified Plan that resulted or may reasonably be expected to result in material liability to Rentrak , which liability has not been satisfied in full. None of Rentrak, any of Rentrak’s Subsidiaries or, to the knowledge of Rentrak, any other Person has engage in a nonexempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, with respect to any Rentrak Employee Plan, which could reasonably be expected to result in a material liability to Rentrak or any of its subsidiaries.
(e)    Neither Rentrak, any of Rentrak’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have a material liability in the future with respect to (i) a Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Rentrak Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.
(f)    To the extent permitted by applicable Legal Requirement, each Rentrak Employee Plan (other than Rentrak Stock Plans or an employment, severance, change in control or similar agreement with an individual) is amendable and terminable unilaterally by Rentrak and any of Rentrak’s Subsidiaries party thereto or covered thereby at any time without material liability to Rentrak or any of its Subsidiaries as a result thereof, other than for benefits accrued as of the date of such amendment or termination and ordinary administrative costs. No such Rentrak Employee Plan has been amended in contravention of the terms of such plan or any legal obligation owed to any participant in such plan.
(g)    Other than as required under Section 4980B of the Code, Section 601 et seq. of ERISA or any equivalent state Legal Requirement, none of the Rentrak Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under Rentrak’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.
(h)    There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of Rentrak, threatened, with respect to any Rentrak Employee Plan or the assets of any Rentrak Employee Benefit Plan, other than claims for benefits in the ordinary course, appeals of such claim and domestic relations order proceedings. No Rentrak Employee Plan is under examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.
(i)    To the knowledge of Rentrak, each individual who has received compensation for the performance of services on behalf of Rentrak, any of Rentrak’s Subsidiaries or any of their respective ERISA Affiliates has been properly classified as an employee or independent contractor in accordance with applicable Legal Requirement.
(j)    Each Rentrak Employee Plan maintained or covering employees outside the United States (the “Rentrak Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Legal Requirements of each applicable jurisdiction. No such Rentrak Non-U.S. Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Legal Requirement, no condition exists that would prevent Rentrak or comScore from terminating or amending any such Rentrak Employee Plan at any time for any reason without liability to Rentrak or its ERISA Affiliates (other than for benefits accrued as of the date of such amendment or termination and ordinary administration costs). Section 3.16(j) of the Rentrak Disclosure Letter contains a complete and accurate list of each country in which Rentrak or any of its Subsidiaries or Affiliates has operations as of the Rentrak Balance Sheet Date and the approximate number of employees in each such country as of the Rentrak Balance Sheet Date.
(k)    Section 3.16(k) of the Rentrak Disclosure Letter sets forth a complete and accurate list of (i) all employment agreements with employees of Rentrak or any of its Subsidiaries, other than customary offer letters and other similar employment agreements entered into in the ordinary course of business; and (ii) all operative severance agreements, programs and policies of Rentrak or any of its

Subsidiaries with or relating to its Section 16 officers, excluding programs and policies required to be maintained by Legal Requirement.
(l)    All contributions required to be made with respect to any Rentrak Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Rentrak Balance Sheet.
(m)    Except as required by Section 411(d)(3) of the Code, the negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Rentrak or any Subsidiary of Rentrak to severance pay, or any other payment from Rentrak or any of its Subsidiaries, or pursuant to any Rentrak Employee Plan, (ii) accelerate the time of distribution, payment or vesting, a lapse of repurchase rights or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in the forgiveness of indebtedness, or (iv) trigger an obligation to fund benefits. No payment or benefit which will or may be made by Rentrak or its ERISA Affiliates with respect to any current or former employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) is reasonably expected to be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which Rentrak or any of its ERISA Affiliates is a party or by which it is bound to compensate any current or former employee or other disqualified individual for excise taxes paid pursuant to Section 4999 of the Code.
(n)    Each Rentrak Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been documented and operated in material compliance with Section 409A of the Code. No nonqualified deferred compensation plan sponsored or maintained by Rentrak and each of its ERISA Affiliates that was in existence on October 3, 2004, has been “materially modified” (within the meaning of Section 409A of the Code) at any time after October 3, 2004.
(o)    No stock option, stock appreciation right or service provider warrant of Rentrak (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option, right or warrant was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right.
(p)    There is no Contract to which Rentrak or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Rentrak or any of its Subsidiaries, which, individually or collectively, reasonably could be expected to give rise to the payment of any material amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.
3.17    Labor Matters.
(a)    Rentrak and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. Rentrak and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or could reasonably be expected to have a Rentrak Material Adverse Effect.
(b)    To the knowledge of Rentrak: (i) there are no current labor union organizing activities with respect to any employees of Rentrak and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Rentrak and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Rentrak or any of its Subsidiaries.
(c)    Rentrak and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local law relating to plant closings and layoffs. Neither Rentrak nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. Section 3.17(c) of the Rentrak Disclosure Letter contains a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of Rentrak or any of its Subsidiaries during the 90‑day period prior to the date of this Agreement. Section 3.17(c) of the Rentrak Disclosure Letter shall be updated immediately prior to the Closing with respect to the 90‑day period prior to the Closing.
(d)    No employee of Rentrak or any of its Subsidiaries (i) to the knowledge of Rentrak is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Rentrak or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Rentrak or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Rentrak or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Rentrak or any of its Subsidiaries.
(e)    Section 3.17(e) of the Rentrak Disclosure Letter contains a complete and accurate list of all Legal Requirements, if any, to inform, consult or negotiate with any works counsels or labor unions, labor organizations or trade unions as a result of the negotiation or execution of this Agreement, the performance by Rentrak of its obligations hereunder or the consummation of the transactions contemplated hereby, either alone or in connection with additional or subsequent events.
3.18    Environmental Matters.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Rentrak or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Rentrak or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Rentrak or any of its Subsidiaries or as a consequence of the acts of Rentrak, its Subsidiaries or their agents.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, Rentrak and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, the Hazardous Materials Activities of Rentrak and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, Rentrak and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.
(d)    No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of Rentrak, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Rentrak or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
(e)    Neither Rentrak nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Rentrak Material Adverse Effect. Except as would not reasonably be expected to have a Rentrak Material Adverse Effect, neither Rentrak nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of Rentrak or any of its Subsidiaries.
(f)    Rentrak and the Subsidiaries have delivered to comScore or made available for inspection by comScore and its agents, representatives and employees all material environmental site assessments and environmental audits in Rentrak’s possession or control. Rentrak and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.
3.19    Compliance with Laws.
(a)    Generally. Rentrak and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to Rentrak or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
(b)    Foreign Corrupt Practices Act. Neither Rentrak nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person acting on their behalf) have, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, or any rules or regulations thereunder, the United Kingdom Bribery Act of 2010, Organization of Economic Cooperation and Development (OECD) Convention on Combating

Bribery of Foreign Public Officials in International Business Transactions, or any similar anti-corruption or anti-bribery laws applicable to Rentrak or its Subsidiaries (collectively, “Anti-Corruption Laws”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect. Neither Rentrak, any of its Subsidiaries nor any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. Rentrak has established sufficient internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws, accurately accounted for all payments to third parties, disclosed all payments or provisions to foreign officials (as defined by the FCPA), and made available all of such documentation comScore.
(c)    Export Control Laws.
(i)    Rentrak and each of its Subsidiaries have complied in all material respects with all applicable export and re-export control and trade and economic sanctions Legal Requirements (“Export Controls”), including the Export Administration Regulations (“EAR”) maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the International Traffic in Arms Regulations (“ITAR”) maintained by the Department of State and any applicable anti-boycott compliance regulations except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect. Neither Rentrak nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Legal Requirements of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. Rentrak and its Subsidiaries are in compliance with all applicable import Legal Requirements (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.
(ii)    Rentrak and its Subsidiaries have complied with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, the Bureau of Industry and Security, or the Office of Foreign Assets Control which is or has been in force or other authorization issued pursuant to Export Controls.
(iii)    Neither Rentrak nor any of its Subsidiaries has knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
(iv)    Rentrak and its Subsidiaries, including, to the knowledge of Rentrak, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the business of Rentrak and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect.
3.20    Permits.

Rentrak and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from any Governmental Authority that is material to the operation of the business of Rentrak and its Subsidiaries taken as a whole as currently conducted (collectively, the “Rentrak Permits”). The Rentrak Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of Rentrak, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of Rentrak, threatened, seeking the suspension, revocation or cancellation of any Rentrak Permits. No Rentrak Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.
3.21    Legal Proceedings and Orders.
(a)    Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Rentrak Material Adverse Effect, there are no material Legal Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against Rentrak or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of Rentrak, threatened against Rentrak or any of its Subsidiaries, or any of their respective properties or assets.
(b)    Orders. Neither Rentrak nor any Subsidiary of Rentrak is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Rentrak, the Rentrak board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
3.22    Insurance.
All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Rentrak or any of its Subsidiaries have been made available to comScore. Each such policy is in full force and effect and all premiums due thereon have been paid in full.
3.23    No Ownership of comScore Capital Stock.
Neither Rentrak nor any of its Affiliates (nor any of its “Associates” as defined in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”)) is or has been during the past three (3) years an “interested stockholder” of comScore as defined in Section 203 of the DGCL. Other than with respect to the comScore Support Agreements, neither Rentrak nor any of its Subsidiaries, nor to the knowlege of Rentrak, any of its other Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of comScore Common Stock or any option, warrant or other right to acquire any shares of comScore Common Stock.
3.24    Takeover Statutes.
Assuming the accuracy of the representations and warranties set forth in Section 4.23 of this Agreement, the Rentrak board of directors has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, including the Rentrak Support Agreements, the restrictions on “business combinations” (as defined in Section 825 of the OBCA) as set forth in Sections 825-845 of the OBCA. Other than Sections 825-845 of the OBCA, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under Oregon Law or other applicable Legal Requirement (each, an “Oregon Takeover Statute”) is applicable to Rentrak, the Merger or any of the other transactions contemplated by this Agreement or the Rentrak Support Agreements.
3.25    Brokers, Finders and Financial Advisors.
No broker, finder or investment banker (other than Goldman Sachs, whose fees will be paid by Rentrak) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Rentrak or any of its Subsidiaries. Promptly following the execution of this Agreement, Rentrak will furnish to comScore a complete and accurate copy of all agreements between Rentrak and Goldman Sachs pursuant to which such firm would be entitled to any such payment.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF COMSCORE AND MERGER SUB
Except (i) as set forth in the disclosure letter that has been prepared by comScore and delivered by comScore to Rentrak in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “comScore Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the comScore Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is readily apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections), or (ii) as set forth in any comScore SEC Reports filed with, or furnished to, the SEC and publicly available prior to the date hereof (other than in any “risk factors” or other disclosure statements included therein that are predictive or forward looking in nature), comScore and Merger Sub hereby jointly and severally represent and warrant to Rentrak as follows:
4.1    Organization and Qualification.
comScore is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Each of comScore and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.2    Authority; Approvals and Enforceability.

(b)    Each of comScore and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of comScore as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.
(c)    The execution and delivery of this Agreement by comScore, and performance by comScore with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, and the comScore Support Agreements, have been duly and validly approved by the comScore board of directors. As of the date of this Agreement, the comScore board of directors has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the comScore Stockholders and has unanimously resolved to recommend that the comScore Stockholders approve the issuance of shares of comScore Common Stock in the Merger (the “comScore Voting Proposal”). Prior to making the foregoing determinations, the comScore board of directors received an opinion of J.P. Morgan Securities LLC (“J.P. Morgan”) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of comScore, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.
(d)    Except for the approval of the comScore Voting Proposal by the affirmative vote of a majority of votes present or represented by proxy at the comScore Stockholder Meeting called to consider the comScore Voting Proposal (the “Requisite comScore Stockholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 3.23 of this Agreement, no other corporate proceedings on the part of comScore are necessary to approve or adopt this Agreement under applicable Legal Requirements and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.
(e)    This Agreement has been duly and validly executed and delivered by each of comScore and Merger Sub, and assuming due authorization, execution and delivery by Rentrak, this Agreement constitutes a valid and binding obligation of each of comScore and Merger Sub, enforceable against each of comScore and Merger Sub in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.
4.3    Required Filings and Consents.
(a)    The execution and delivery by comScore of this Agreement do not, and the performance by comScore of its covenants and agreements under this Agreement and the consummation by comScore of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite comScore Stockholder Approval, conflict with or violate the comScore Certificate of Incorporation or the comScore Bylaws or any comScore Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 4.3(b) conflict with or violate any Legal Requirements applicable to comScore or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair comScore’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of comScore or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which comScore or any of its Subsidiaries is a party or by which comScore or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of comScore or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
(b)    The execution and delivery by comScore of this Agreement do not, and the performance by comScore of its covenants and agreements under this Agreement and the consummation by comScore of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Legal Requirement, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Articles of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.4    Certificate of Incorporation and Bylaws.
comScore has heretofore made available to Rentrak a complete and accurate copy of the comScore Certificate of Incorporation and comScore Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries that is a “significant subsidiary” as such term is defined under Rule 1-02(w) of Regulation S-X of the SEC (the “comScore Subsidiary Documents”). The comScore Certificate of Incorporation, comScore Bylaws and comScore Subsidiary Documents, each as amended to date, are in full force and effect, and neither the comScore board of directors nor, to the knowledge of comScore, any comScore Stockholder has taken any action to amend the comScore Certificate of Incorporation or the comScore Bylaws in any respect. comScore has not taken any action in breach or violation of any of the provisions of the comScore Certificate of Incorporation or the comScore Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective comScore Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.5    Capitalization.
(a)    The authorized capital stock of comScore consists of 100,000,000 shares of comScore Common Stock and 5,000,000 shares of comScore preferred stock, par value $0.001 per share (“comScore Preferred Stock”). As of September 24, 2015, (i) 38,940,477 shares of comScore Common Stock were issued and outstanding, (ii) no shares of comScore Preferred Stock were issued and outstanding, (iii) 2,575,520 shares of comScore Common Stock were reserved for issuance pursuant to outstanding options and awards granted pursuant to comScore’s 1999 Stock Plan (the “comScore 1999 Stock Plan”) and comScore’s 2007 Equity Incentive Plan (the “comScore 2007 Stock Plan”), and (iv) as of June 30, 2015, 1,265,345 shares of comScore Common Stock were issued and held in the treasury of comScore. Since June 30, 2015, comScore has not issued any securities (including derivative securities) except for shares of comScore Common Stock issued upon exercise of stock options or other stock awards.

(b)    The stock plans identified in clause (iii) of the second sentence of Section 4.5(a) represent a complete and accurate list of all stock option plans or any other plan or agreement adopted by comScore that provides for the issuance of equity to any Person (the “comScore Stock Plans”). comScore has made available to Rentrak complete and accurate copies of all comScore Stock Plans and the forms of all award agreements evidencing outstanding comScore Stock Awards, and all agreements under the comScore Stock Plans that materially deviate from such forms of award agreement.
(c)    Section 4.5(c) of the comScore Disclosure Letter sets forth a complete and accurate list as of the date hereof of all outstanding equity-based awards, whether payable in stock, cash or other property or any combination of the foregoing (the “comScore Stock Awards”) granted under any comScore Stock Plans or otherwise, indicating, with respect to each comScore Stock Award then outstanding, the type of awards granted, the number of shares of comScore Common Stock subject to such comScore Stock Award, the plan under which such comScore Stock Award was granted and the exercise or purchase price (if any), date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the September 4, 2015 and whether (and to what extent) the vesting of such comScore Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger.
(d)    Except as described in Section 4.5(a) or as otherwise expressly permitted by Section 5.2 of this Agreement and otherwise disclosed to Rentrak, no capital stock of comScore or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding as of the date of this Agreement. Except as described in Section 4.5(c) of this Agreement and except for changes since the date of this Agreement resulting from the exercise of employee stock options outstanding on such date or described on Section 4.5(c) of the comScore Disclosure Letter, there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which comScore or any of its Subsidiaries is a party, or by which comScore or any of its Subsidiaries is bound, obligating comScore or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of comScore or any of its Subsidiaries or obligating comScore or any of its Subsidiaries to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment, agreement, arrangement or understanding. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which comScore or any of its Subsidiaries is a party, or by which it or they are bound, obligating comScore or any of its Subsidiaries with respect to any shares of capital stock of comScore or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of comScore), of comScore or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of comScore or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Except as set forth in Section 4.5(d) of the comScore Disclosure Letter, there are no registration rights or other agreements, arrangements or understandings to which comScore or any of its Subsidiaries is a party, or by which it or they are bound, obligating comScore or any of its Subsidiaries with respect to any shares of comScore Common Stock or shares of capital stock of any such Subsidiary.
(e)    All outstanding shares of comScore Common Stock are, and all shares of comScore Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the

comScore Certificate of Incorporation or the comScore Bylaws or any agreement to which comScore is a party or otherwise bound. None of the outstanding shares of comScore Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of comScore are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by comScore or a Subsidiary of comScore free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of comScore or any of its Subsidiaries.
(f)    comScore Common Stock constitutes the only class of equity securities of comScore or its Subsidiaries registered or required to be registered under the Exchange Act.
4.6    Subsidiaries.
A complete and accurate list of all of the Subsidiaries of comScore, together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock owned by Rentrak or another Subsidiary or Affiliate of comScore, is set forth in Section 4.6 of the comScore Disclosure Letter. comScore does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any Person, excluding securities in any publicly traded company held for investment by comScore and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of comScore is duly organized, validly existing and in good standing under the Legal Requirements of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect. Each Subsidiary of comScore is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.7    SEC Reports
. comScore has filed and made available to Rentrak (including via the SEC’s EDGAR system) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by comScore with the SEC since December 31, 2010 (collectively, the “comScore SEC Reports”). The comScore SEC Reports, including all forms, reports and documents filed by comScore with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the comScore SEC Reports filed after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed by comScore with the SEC after the date of this Agreement, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such comScore SEC Reports or necessary in order to make the statements in such comScore SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of comScore is required to file any forms, reports, schedules, statements or other documents with the SEC. comScore is eligible to incorporate by reference into the Registration Statement regarding comScore pursuant to Part B of Form S-4.
4.8    Financial Statements and Internal Controls.
(a)    Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the comScore SEC Reports, including any comScore SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of comScore and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.
(b)    The chief executive officer and chief financial officer of comScore have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and comScore is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Stock Market.
(c)    comScore and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of comScore and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of comScore and its Subsidiaries are being made only in accordance with authorizations of management and the comScore board of directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of comScore and its Subsidiaries that could have a material effect on the financial statements.
(d)    To the knowledge of comScore, since December 31, 2010, neither comScore nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by comScore and its Subsidiaries, (ii) any fraud, whether or not material, that involves comScore’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by comScore and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
(e)    Neither comScore nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among comScore or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, comScore or any of its Subsidiaries in comScore’s consolidated financial statements.
(f)    Neither comScore nor any of its Subsidiaries nor, to the knowledge of comScore, any director, officer, auditor, accountant, consultant or representative of comScore or any of its Subsidiaries has, since December 31, 2010, received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that comScore or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No current or former attorney representing comScore or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by comScore or any of its officers, directors, employees or agents to the current the comScore board of directors or any committee thereof or to any current director or executive officer of comScore.
(g)    To the knowledge of comScore, since December 31, 2010, no employee of comScore or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirements of the type described in Section 806 of the Sarbanes-Oxley Act by comScore or any of its Subsidiaries. Neither comScore nor any of its Subsidiaries nor, to the knowledge of comScore, any director, officer, employee, contractor, subcontractor or agent of comScore or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of comScore or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.
4.9    Undisclosed Liabilities.
Except as reflected in the comScore Balance Sheet, neither comScore nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the comScore Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a comScore Material Adverse Effect.
4.10    Subsequent Changes.
Since the date of the comScore Balance Sheet through the date hereof, comScore has conducted its business in the ordinary course of business consistent with past practice and, since such date through the date hereof, there has not occurred (i) any comScore Material Adverse Effect or (ii) any action taken by comScore or event that would have required the consent of Rentrak pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.
4.11    Real Property.
comScore and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Rentrak Balance Sheet. All real properties reflected in the comScore Balance Sheet are held free and clear of all Liens, except for Liens reflected on the comScore Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property subject thereto. All real property leases, subleases, licenses or other occupancy agreements to which comScore or any of its Subsidiaries is a party (collectively, the “comScore Real Property Leases”) are in full force and effect, except where the failure of such comScore Real Property Leases to be in full force and effect would not be reasonably likely to result in a comScore Material Adverse Effect. There is no default by comScore or any of its Subsidiaries under any of the comScore Real Property Leases, or, to the knowledge of comScore, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a comScore Material Adverse Effect.
4.12    Tangible Property.
comScore and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the comScore Balance Sheet. All tangible properties and assets reflected in the comScore Balance Sheet are held free and clear of all Liens, except for Liens reflected on the comScore Balance Sheet and Liens for current Taxes not yet due and other Liens that do not materially impair the use of the property or assets subject thereto. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by comScore or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and comScore and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to comScore and its Subsidiaries, taken as a whole, free and clear of all Liens, except for conditions or defects in title that in the aggregate would not be reasonably likely to result in a comScore Material Adverse Effect.
4.13    Intellectual Property.
(d)    Section 4.13(a) of the comScore Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of comScore or any of its Subsidiaries (collectively the “comScore Registered Intellectual Property”). All material comScore Registered Intellectual Property is, to the knowledge of comScore, subsisting and neither invalid nor unenforceable.
(e)    All comScore Registered Intellectual Property Rights are owned by comScore or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the knowledge of comScore, all material comScore Intellectual Property Rights are, and immediately following the transactions contemplated hereby shall be, freely, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither comScore nor any of its Subsidiaries has, in the past 36 months transferred ownership of, or granted an exclusive license to, any third party, of any Intellectual Property Rights that are or were material comScore Intellectual Property Rights.
(f)    Neither comScore nor its Subsidiaries has, in the conduct of the business of comScore and its Subsidiaries as currently conducted, knowingly infringed upon, violated or used without authorization or license, any material Intellectual Property Rights owned by any third Person. There is no pending or, to comScore’s knowledge, threatened (and at no time within the three (3) years prior to the date of this Agreement has there been pending any) suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against comScore or any of its Subsidiaries, alleging that any activities, products or conduct of comScore’s or any of its Subsidiaries’ business infringes or will infringe upon, violates or constitutes the unauthorized use of the Intellectual Property Rights of any third Person, or challenging the ownership, validity, or enforceability of any comScore Intellectual Property Rights. comScore is not party to any settlements, covenants not to sue, consents, decrees, stipulations, judgments, or orders resulting from suits, actions or similar legal proceedings, which (i)

materially restrict comScore’s or any of its Subsidiaries’ rights to use, license or transfer any material comScore Intellectual Property Rights, or (ii) compel or require comScore or any of its Subsidiaries to license or transfer any material comScore Intellectual Property Rights.
(g)    There are no pending claims, suits, arbitrations or other adversarial proceedings before any court, government agency or arbitral tribunal brought by comScore or any of its Subsidiaries against any third party with respect to any comScore Intellectual Property Rights, which remain unresolved as of the date hereof.
(h)    Section 4.13(e) of the comScore Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which a third party has licensed to comScore or any of its Subsidiaries any Intellectual Property Right that is material to the business of comScore and its Subsidiaries, taken as a whole (“comScore In Licenses”), other than Contracts with respect to commercial available Technology that is not included in any comScore Product or necessary to the distribution of any comScore Product.
(i)    Section 4.13(f) of the comScore Disclosure Letter contains a complete and accurate list of all material Contracts pursuant to which comScore or any of its Subsidiaries has granted a third Person or Affiliate any rights or licenses to any material comScore Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business (“comScore Out Licenses,” and together with the comScore In Licenses, the “comScore IP Licenses”).
(j)    Neither comScore nor any of its Subsidiaries, nor, to the knowledge of comScore any other party to an comScore IP License, is in material breach of any such comScore IP License that is material to the business of comScore and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated hereby will not result or cause: (A) (i) the breach by comScore or any of its Subsidiaries of any comScore IP License, (ii) the termination, impairment or restriction of any right or license granted to comScore or any of its Subsidiaries under a comScore IP License, or (iii) comScore or any of its Subsidiaries to grant, or expand the scope of a prior grant, to a third party of any rights to any material comScore Intellectual Property Rights (including by release of any source code), except as would not reasonably be expected to have a comScore Material Adverse Effect, (B) as a result of any Contract to which comScore or any of its Subsidiaries is a party, a third party to become licensed to, or otherwise have rights to, any material Intellectual Property Rights of Rentrak or any of its Subsidiaries or (C) cause any royalties fees or other payments to become payable by comScore or any of its Subsidiaries to any third person as a result of the use of any material Intellectual Property Rights by comScore or any of its Subsidiaries or cause any existing obligations to pay such royalties, fees or other payments to materially increase (other than due to increased sales of comScore Products).
(k)    To the knowledge of comScore, comScore and its Subsidiaries are in material compliance with all their respective obligations pursuant to any Public Software license agreements under which they license-in Technology that is included in any comScore Product distributed by comScore.
4.14    Material Contracts.
(i)    For all purposes of and under this Agreement, a “comScore Material Contract” shall mean:
(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to comScore and its Subsidiaries;

(ii)    any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement or material Contract, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in connection with subsequent or additional events);
(iii)    any Contract containing any covenant (A) limiting the right of comScore or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any material line of business, or (B) prohibiting comScore or any of its Subsidiaries (or, after the Closing Date, Rentrak) from engaging in business, in any material respect, with any Person or levying a fine, charge or other payment for doing so;
(iv)    any Contract (A) relating to the pending or future disposition or acquisition by comScore or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which comScore or any of its Subsidiaries will acquire after the date of this Agreement any material ownership interest in any other Person or other business enterprise other than comScore’s Subsidiaries;
(v)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $100,000, other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;
(vi)    any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the payment of cash in amounts that do not exceed $500,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practices;
(vii)    any Contract that is collectively bargained by comScore;
(viii)    any Contract for the sale of comScore Products with any customer who, in the fiscal year ended December 31, 2014 or the seven months ended July 31, 2015, was one of the ten (10) largest sources of revenues for comScore and its Subsidiaries, based on amounts paid or payable;
(ix)    other than purchase orders in the ordinary course of business, any other Contract that provides for payment obligations by comScore or any of its Subsidiaries in any twelve (12) month period of $500,000 or more in any individual case that is not terminable by comScore or its Subsidiaries upon notice of ninety (90) days or less without material liability to comScore or its Subsidiaries and is not disclosed pursuant to clauses (i) through (viii) above, inclusive; and
(x)    any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a comScore Material Adverse Effect and is not disclosed pursuant to clauses (i) through (ix) above, inclusive.
(j)    Section 4.14(b) of the comScore Disclosure Letter contains a complete and accurate list of all comScore Material Contracts as of the date hereof, to or by which comScore or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 4.14(a) that describes such comScore Material Contract.

(k)    Each comScore Material Contract is valid and binding on comScore (and/or each such Subsidiary of comScore party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither comScore nor any of its Subsidiaries party thereto, nor, to the knowledge of comScore, any other party thereto, is in breach of, or default under, any such comScore Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by comScore or any of its Subsidiaries, or, to the knowledge of comScore, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.15    Tax Matters.
(q)    comScore and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects.
(r)    comScore and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established in accordance with GAAP on comScore’s most recent financial statements.
(s)    The U.S. consolidated federal income Tax Returns of comScore have been examined by the IRS (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009.
(t)    There are no audits, examinations, investigations or other proceedings in respect of income Taxes or other material Taxes pending or threatened in writing with respect to comScore or any of its Subsidiaries.
(u)    There are no Liens for Taxes on any of the assets of comScore or any of its Subsidiaries other than Liens for Taxes not yet due and payable or being contested in good faith and for which adequate reserves have been established in accordance with GAAP on comScore’s most recent financial statements.
(v)    None of comScore or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirement).
(w)    comScore and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to comScore and each of its Subsidiaries.
(x)    None of comScore or any of its Subsidiaries has engaged in a “reportable transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. Section 1.6011-4(b)(2).

4.16    Employee Benefit Matters.
(f)    Each comScore Employee Plan has been established, maintained and administered in all material respects in accordance with all applicable Legal Requirements, including if applicable, ERISA and the Code, and in accordance with its terms, and each of comScore, comScore’s Subsidiaries and their respective ERISA Affiliates have in all material respects met their obligations with respect to each comScore Employee Plan.
(g)    Each comScore Employee Plan that is intended to be qualified under Section 401(a) of the Code (each, a “comScore Qualified Plan”) has received a determination letter (or is in the form of a prototype or volume submitter plan that has received an opinion or advisory letter) from the IRS with respect to its qualified status, or comScore has remaining a period of time under applicable U.S. Department of the Treasury regulations or IRS pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such comScore Qualified Plan. No such determination, opinion or advisory letter has been revoked and, to the knowledge of comScore, revocation has not been threatened, and, to the knowledge of comScore, except as would not have a comScore Material Adverse Effect, no act or omission has occurred, that would reasonably be expected to adversely affect its qualification. There has been no termination, partial termination or discontinuance of contributions to any comScore Qualified Plan that resulted or may reasonably be expected to result in material liability to comScore, which liability has not been satisfied in full. None of comScore, any of comScore’s Subsidiaries or, to the knowledge of comScore, any other Person has engage in a nonexempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, with respect to any comScore Employee Plan that is reasonably likely to result in a material liability to comScore or any of comScore’s Subsidiaries.
(h)    Neither comScore, any of comScore’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have a material liability in the future with respect to (i) a Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No comScore Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.
(i)    Other than as required under Section 4980B of the Code, Section 601 et seq. of ERISA or any equivalent state Legal Requirement, none of the comScore Employee Plans promises or provides health or other welfare benefits (excluding normal claims for benefits under comScore’s group life insurance, accidental death and dismemberment insurance and disability plans and policies) or coverage to any person following retirement or other termination of employment.
(j)    There is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the knowledge of comScore, threatened, with respect to any comScore Employee Plan or the assets of any comScore Employee Benefit Plan, other than claims for benefits in the ordinary course, appeals of such claim and domestic relations order proceedings. No comScore Employee Plan is under examination by a government agency or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(k)    All contributions required to be made with respect to any comScore Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the comScore Balance Sheet.
(l)    Except as required by Section 411(d)(3) of the Code, the negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of comScore or any Subsidiary of comScore to severance pay, or any other payment from comScore or any of its Subsidiaries, or pursuant to any comScore Employee Plan, (ii) accelerate the time of distribution, payment or vesting, a lapse of repurchase rights or increase the amount of compensation or benefits due any such employee, director or officer, (iii) result in the forgiveness of indebtedness, or (iv) trigger an obligation to fund benefits.
(m)    No stock option, stock appreciation right or service provider warrant of comScore (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option, right or warrant was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right.
(n)    There is no Contract to which comScore or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of comScore or any of its Subsidiaries, which, individually or collectively, reasonably could be expected to give rise to the payment of any material amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.
4.17    Labor Matters.
(g)    comScore and each of its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. comScore and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or could reasonably be expected to have a comScore Material Adverse Effect.
(h)    To the knowledge of comScore: (i) there are no current labor union organizing activities with respect to any employees of comScore and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of comScore and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting comScore or any of its Subsidiaries.

(i)    comScore and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the WARN Act, and any similar foreign, state or local law relating to plant closings and layoffs. Neither comScore nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. Section 4.17(c) of the comScore Disclosure Letter contains a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of comScore or any of its Subsidiaries during the 90‑day period prior to the date of this Agreement. Section 4.17(c) of the comScore Disclosure Letter shall be updated immediately prior to the Closing with respect to the 90‑day period prior to the Closing.
(j)    No employee of comScore or any of its Subsidiaries (i) to the knowledge of comScore is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by comScore or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by comScore or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to comScore or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with comScore or any of its Subsidiaries.
(k)    Section 4.17(e) of the comScore Disclosure Letter contains a complete and accurate list of all Legal Requirements, if any, to inform, consult or negotiate with any works counsels or labor unions, labor organizations or trade unions as a result of the negotiation or execution of this Agreement, the performance by comScore of its obligations hereunder or the consummation of the transactions contemplated hereby, either alone or in connection with additional or subsequent events.
4.18    Environmental Matters.
(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by comScore or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by comScore or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by comScore or any of its Subsidiaries or as a consequence of the acts of comScore, its Subsidiaries or their agents.
(e)    Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, comScore and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, the Hazardous Materials Activities of comScore and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, comScore and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.
(g)    No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the knowledge of comScore, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of comScore or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
(h)    Neither comScore nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a comScore Material Adverse Effect. Except as would not reasonably be expected to have a comScore Material Adverse Effect, neither comScore nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of comScore or any of its Subsidiaries.
(i)    comScore and the Subsidiaries have delivered to Rentrak or made available for inspection by Rentrak and its agents, representatives and employees all material environmental site assessments and environmental audits in comScore’s possession or control. comScore and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.
4.19    Compliance with Laws.
(a)    Generally. comScore and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to comScore or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
(b)    Foreign Corrupt Practices Act. Neither comScore nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person acting on their behalf) have, directly or indirectly, taken any action which would cause it to be in violation of the Anti-Corruption Laws, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect. Neither comScore, any of its Subsidiaries nor any other entity under their control have conducted an internal investigation, or been informally or formally investigated, charged, or prosecuted, for conduct related to applicable Anti-Corruption Laws. comScore has established sufficient internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws, accurately accounted for all payments to third parties, disclosed all payments or provisions to foreign officials (as defined by the FCPA), and made available all of such documentation.

(c)    Export Control Laws.
(i)    comScore and each of its Subsidiaries have complied in all material respects with all applicable Export Controls, including EAR, OFAC, and ITAR and any applicable anti-boycott compliance regulations except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect. Neither comScore nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Legal Requirements of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. comScore and its Subsidiaries are in compliance with all applicable Import Restrictions, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.
(ii)    comScore and its Subsidiaries have complied with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls, the Bureau of Industry and Security, or the Office of Foreign Assets Control which is or has been in force or other authorization issued pursuant to Export Controls.
(iii)    Neither comScore nor any of its Subsidiaries has knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
(iv)    comScore and its Subsidiaries, including, to the knowledge of comScore, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the business of comScore and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect.
4.20    Permits.
comScore and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from any Governmental Authority that is material to the operation of the business of comScore and its Subsidiaries taken as a whole as currently conducted (collectively, the “comScore Permits”). The comScore Permits are in full force and effect, have not been violated in any material respect and, to the knowledge of comScore, no suspension, revocation or cancellation thereof has been threatened, and there is no Legal Proceeding pending or, to the knowledge of comScore, threatened, seeking the suspension, revocation or cancellation of any comScore Permits. No comScore Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.
4.21    Legal Proceedings and Orders.
(a)    Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a comScore Material Adverse Effect, there are no material Legal Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against comScore or any of its Subsidiaries or any of their respective properties or assets, or (b) to the knowledge of comScore, threatened against comScore or any of its Subsidiaries, or any of their respective properties or assets.

(b)    Orders. Neither comScore nor any Subsidiary of comScore is subject to any outstanding Order that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by comScore, the comScore board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
4.22    Insurance.
Summaries of the material terms of all material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by comScore or any of its Subsidiaries have been made available to Rentrak upon request. Each such policy is in full force and effect and all premiums due thereon have been paid in full.
4.23    No Ownership of Rentrak Capital Stock.
Neither comScore nor any of its Affiliates (nor any of its “Associates” as defined in Section 825 of the OBCA) is or has been during the past three (3) years an “interested stockholder” of Rentrak as defined in Section 825 of the OBCA. Other than with respect to the Rentrak Support Agreements, neither comScore nor any of its Subsidiaries, nor to the knowledge of comScore, any of its other Affiliates (nor any of its “Associates” as defined in Section 825 of the OBCA) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Rentrak Common Stock or any option, warrant or other right to acquire any shares of Rentrak Common Stock.
4.24    Takeover Statutes.
Assuming the accuracy of the representations and warranties set forth in Section 3.23 of this Agreement, the comScore board of directors has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, including the comScore Support Agreements, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under Delaware Law or other applicable Legal Requirement is applicable to comScore, the Merger or any of the other transactions contemplated by this Agreement or the comScore Support Agreements.
4.25    Brokers, Finders and Financial Advisors.
No broker, finder or investment banker (other than J.P. Morgan, whose fees will be paid by comScore) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of comScore or any of its Subsidiaries.
ARTICLE V
CONDUCT OF BUSINESS
5.1    Affirmative Obligations.

Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Legal Requirements, (iii) as set forth in Section 5.1 of the Rentrak Disclosure Letter or the comScore Disclosure Letter, as the case may be, or (iv) as approved in advance by the other party hereto in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, each of Rentrak and comScore shall, and each of them shall cause their respective Subsidiaries to:
(f)    carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements;
(g)    pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes;
(h)    pay all of its material debts when due and perform all of its material obligations when such obligations are required to be performed, in each case subject to good faith, commercially reasonable disputes over such debts or obligations;
(i)    use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact their respective present businesses, (B) keep available the services of their respective present officers and employees and (C) preserve their respective relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings; and
(j)    use its reasonable best efforts to enforce its rights under all confidentiality, non-disclosure, “standstill” and other similar agreements if and to the extent of any breach or violation thereof.
5.2    Negative Obligations.
Except (i) as expressly contemplated or permitted by this Agreement, (ii) as may be required by Legal Requirements, (iii) as set forth in Section 5.2 of the Rentrak Disclosure Letter or the comScore Disclosure Letter, as the case may be, or (iv) as approved in advance by the other party hereto in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither Rentrak nor comScore shall, nor shall either of them cause or permit any of their respective Subsidiaries to, do any of the following:
(c)    propose to adopt any amendments to or amend their respective certificates of incorporation or bylaws or comparable organizational documents;
(d)    authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of their respective securities or any securities of any of their respective Subsidiaries, except for (i) the issuance and sale of shares of common stock pursuant to the exercise or settlement of stock options, restricted stock units or performance stock units outstanding prior to the date hereof, (ii) grants of purchase rights under an employee stock purchase or other similar plan, and (iii) grants to newly hired employees of stock options or other equity awards to purchase or receive common stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of common stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Merger or any other transactions contemplated by this Agreement, provided that (A) the aggregate number of shares of common stock subject to such additional stock options or other equity awards does not exceed 250,000 in the case of Rentrak, or 500,000 in the case of comScore, and (B) the aggregate number of shares of common stock subject to stock options or other equity awards granted to any individual newly hired employee does not exceed the current stock or other equity award grant guidelines previously made available to the other party hereto (and, in any case, 10,000 shares for any single individual in the case of Rentrak or 20,000 shares for any single individual in the case of comScore); and (iv) grants to existing employees of stock options or other equity awards to purchase or receive common stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of common stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the Merger or any other transactions contemplated by this Agreement, provided that (A) the aggregate number of shares of common stock subject to such additional stock options or other equity awards does not exceed 250,000 in the case of Rentrak, or 500,000 in the case of comScore, and (B) the aggregate number of shares of common stock subject to stock options or other equity awards granted to any individual newly hired employee does not exceed the current stock or other equity award grant guidelines previously made available to the other party hereto (and, in any case, 10,000 shares for any single individual in the case of Rentrak or 20,000 shares for any single individual in the case of comScore);
(e)    acquire or redeem, directly or indirectly, or amend any of their respective securities or any securities of any of their respective Subsidiaries; provided, however, that nothing in this paragraph (c) shall prohibit Rentrak or comScore from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;
(f)    other than cash dividends made either (i) in the ordinary course of business and consistent with past practice, or (ii) by any of their respective direct or indirect wholly owned Subsidiaries to themselves or one of their respective Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, however, that nothing in this paragraph (d) shall prohibit Rentrak or comScore from dissolving and/or merging into any of their respective Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;
(g)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of their respective Subsidiaries (other than the transactions contemplated hereby); provided, however, that nothing in this paragraph (e) shall prohibit Rentrak or comScore from dissolving and/or merging into any of their respective Subsidiaries certain other Subsidiaries that are not material to them and their respective Subsidiaries, taken as a whole;
(h)    (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) letters of credit issued in the ordinary course of business consistent with past practice, (B) short-term debt incurred to fund operations of the business or for cash management purposes, in each case in the ordinary course of business consistent with past practice, (C) loans or advances to direct or indirect wholly owned Subsidiaries in the ordinary course of business consistent with past practices, and (D) with respect only to existing indebtedness having a maturity date occurring after the date of this Agreement but prior to the Effective Time, to refinance, extend or renew the maturity of any existing indebtedness in an amount not to exceed such existing indebtedness, provided that such refinancing or extension is at prevailing market interest rates and otherwise on terms not materially less favorable in the aggregate than the existing indebtedness being so refinanced, renewed or extended, (ii) other than in the ordinary course of business, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of their respective direct or indirect wholly owned Subsidiaries, (iii) make any material loans, advances or capital contributions to or investments in any other Person or (iv) mortgage or pledge any of their or their respective Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon;
(i)    except as may be required to satisfy contractual obligations existing on the date hereof, and except as required to satisfy any other obligations under this Section 5.2; (i) enter into, adopt, amend (including to provide for the acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance stock unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee in any manner or increase in any material manner the compensation or fringe benefits of any consultant, director, officer or employee; or (ii) pay any special bonus, remuneration or benefit to any director, officer or employee not required by any plan or arrangement as in effect as of the date hereof, other than, in the case of the preceding subclauses (i) and (ii), retention or transaction bonuses payable in connection with the Closing in an amount not to exceed $2,000,000 in the aggregate; provided, however, that this Section 5.2(g) shall not prevent either comScore or Rentrak or any of their respective Subsidiaries (A) from entering into employment agreements, offer letters or retention agreements with non-officer employees in the ordinary course of business consistent with past practices, (B) from increasing annual compensation of non-officer employees and/or from providing for or amending bonus arrangements for non-officer employees in the ordinary course of compensation reviews (to the extent that such compensation increases and new or amended bonus arrangements are consistent with past practice and do not result in a material increase in the aggregate in benefits or compensation expense), or (C) amending any comScore Employee Plan or Rentrak Employee Plan to the extent required by any applicable law or this Agreement, to conform any such comScore Employee Plan or Rentrak Employee Plan to the requirements of any applicable law or this Agreement;
(j)    forgive any loans to any of their respective employees, officers or directors or any employees, officers or directors of any of their respective Subsidiaries or Affiliates;
(k)    make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any of their Employee Benefit Plans or any Employee Benefit Plans of any of their respective Subsidiaries, other than deposits and contributions that are required pursuant to the terms of any such Employee Benefit Plans or any Contracts subject to any such Employee Benefit Plans in effect as of the date hereof or as required by applicable Legal Requirements;
(l)    enter into, amend, or extend any collective bargaining agreement;
(m)    acquire, sell, lease, license or dispose of any material property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, (ii) transactions in the ordinary course of business consistent with past practice and not in excess of $5,000,000 individually, or $20,000,000 in the aggregate, or (iii) the sale of Rentrak Products or services, in the ordinary course of business consistent with past practice;

(n)    except as may be required to remain in compliance with GAAP, make any change in any of the accounting principles or practices used by either of them;
(o)    make or change any material Tax election, adopt or change any Tax accounting method, settle or compromise any material Tax liability, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;
(p)    enter into any Contract that would be a Rentrak Material Contract or a comScore Material Contract, as the case may be, or amend in any material respect any Rentrak Material Contract or comScore Material Contract, as the case may be, or grant any release or relinquishment of any material rights under any Rentrak Material Contract or comScore Material Contract, as the case may be;
(q)    enter into any lease or sublease of real property, or modify, amend or exercise any right to renew any lease or sublease of real property, in either case with a term or extending a term ending later than the Extended Termination Date;
(r)    grant any exclusive rights with respect to any of their respective Intellectual Property Rights that are material to their respective businesses or the Intellectual Property Rights of any of their respective Subsidiaries that are material to their Subsidiaries’ respective businesses or divest any of their respective Intellectual Property Rights that are material to their respective businesses or the Intellectual Property Rights of any of their respective Subsidiaries that are material to their respective businesses;
(s)    modify the standard warranty terms for Rentrak Products or comScore Products, as the case may be, or services or materially amend or modify any product or service warranty;
(t)    acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein;
(u)    authorize, incur or commit to incur any new capital expenditure(s) that in the aggregate exceed $10 million; provided, however, that the foregoing shall not limit any maintenance capital expenditures or capital expenditures required pursuant to existing Contracts;
(v)    settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings and Liabilities (i) reflected or reserved against in full in the balance sheet included in the Rentrak Balance Sheet or the comScore Balance Sheet, as the case may be, (ii) covered by existing insurance policies, or (iii) settled since the respective dates thereof in the ordinary course of business consistent with past practice;
(w)    except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;
(x)    convene any special meeting of their stockholders (or any postponement or adjournment thereof), or propose any matters for consideration and a vote of its stockholders at its respective Stockholder Meeting other than this Agreement, the Merger and the other transactions contemplated by this Agreement;

(y)    waive (either explicitly or implicitly by non-action or otherwise) any of its rights under any confidentiality, non-disclosure, “standstill,” employee non-solicitation and other similar agreements to which it is a party; or
(z)    enter into a Contract to do any of the foregoing or knowingly take any action that is reasonably likely to result in any of the conditions to the consummation of the transactions contemplated hereby not being satisfied, or knowingly take any action that would make any of their respective representations or warranties set forth in this Agreement untrue or incorrect in any material respect, or that would materially impair their ability to consummate the transactions contemplated by this Agreement in accordance with the terms hereof or materially delay such consummation.
ARTICLE VI
NON-SOLICITATION OF ALTERNATIVE TRANSACTIONS
6.1    Termination of Existing Discussions.
Immediately following the execution and delivery of this Agreement, each of Rentrak and comScore shall cease and cause to be terminated, and shall instruct, direct and cause their respective directors, officers, employees, Subsidiaries, controlled Affiliates, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) to cease and cause to be terminated, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal or Acquisition Transaction relating to Rentrak and comScore, respectively, and each of Rentrak and comScore shall promptly request that all confidential information with respect thereto that has been delivered, provided or furnished by or on behalf of Rentrak or comScore, as the case may be, within the two-year period prior to the date hereof (whether or not pursuant to a binding confidentiality, non-disclosure or other similar agreement) in connection with any consideration, discussions or negotiations regarding a potential Acquisition Proposal or Acquisition Transaction be returned or destroyed.
6.2    No Solicitation or Facilitation of Acquisition Proposals.
Subject to Section 6.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither Rentrak nor comScore shall, nor shall either of them authorize or permit any of their respective Representatives to, directly or indirectly:
(g)    solicit, initiate or knowingly encourage or facilitate, the making, submission or announcement of an Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively;
(h)    furnish to any Person (other than the other party hereto or any designees of such other party) any non-public information relating to Rentrak or comScore, respectively, or any of their respective Subsidiaries, or afford access to their business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective Subsidiaries, to any Person (other than to the other party hereto or any designees of such other party), in either case in a manner intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal relating to Rentrak or comScore, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively;

(i)    participate or engage in discussions or negotiations with any Person (other than the other party hereto and its Representatives) with respect to an Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively;
(j)    approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively;
(k)    enter into any letter of intent, memorandum of understanding or other Contract contemplating any Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively;
(l)    terminate, amend or waive any rights under any confidentiality, non-disclosure, “standstill” or other similar Contract between it or any of its Subsidiaries and any Person (other than the other party hereto);
(m)    waive the applicability of Section 203 of the DGCL or Sections 825-845 of the OBCA, as applicable, or any portion thereof, to any Person (other than the other party hereto or in connection with the Rentrak Support Agreements or the comScore Support Agreements); or
(n)    propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal or Acquisition Transaction relating to Rentrak or comScore, respectively.
6.3    Permitted Discussions and Information Sharing.
Notwithstanding the terms of Section 6.2 or anything else to the contrary set forth in this Agreement, at any time prior to the receipt of the Requisite Rentrak Shareholder Approval in the case of Rentrak, or receipt of the Requisite comScore Stockholder Approval in the case of comScore, each of Rentrak or comScore may, directly or indirectly through their respective Representatives:
(g)    engage or participate in discussions or negotiations with any Person that has made after the date hereof (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in respect of such party that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party; and/or
(h)    furnish any non-public information relating to such party or any of its Subsidiaries to any Person that has made after the date hereof (and not withdrawn) a bona fide, unsolicited Acquisition Proposal for such party that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party;
provided that, in the case of any action proposed to be taken pursuant to the foregoing clauses (a) or (b), all of the following conditions are satisfied (and continue to be satisfied at all times during the period in which any such actions are proposed to be ongoing and continuing):
(i)    such Acquisition Proposal did not result from or arise out of a breach of any provisions of Section 6.1 or Section 6.2 (as modified by this Section 6.3), and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) that resulted from or arose out of a breach of any provisions of Section 6.1 or Section 6.2 (as modified by this Section 6.3);

(ii)    the party proposing to take such action has not breached any of the provisions of Section 6.1 or Section 6.2 in respect to such Acquisition Proposal (and any other Acquisition Proposal made by the same Person, whether alone or together with one or more other Persons);
(iii)    the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Delaware Law or Oregon Law, as applicable;
(iv)    prior to or simultaneously with engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person after the date hereof, the party proposing to take such action gives the other party hereto written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the party proposing to take such action shall give the other party hereto a copy of all written materials comprising or relating thereto) and of such party’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person pursuant to this Section 6.3;
(v)    prior to engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person after the date hereof, the party proposing to take such action enters into a written confidentiality agreement, each of the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement (provided, however, that no such confidentiality agreement need include “standstill” provisions); and
(vi)    promptly (and in no event later than 24 hours) after furnishing any non-public information to such Person, the party hereto proposing to take such action furnishes such non-public information to the other party hereto (to the extent such information has not been previously furnished to such other party).
6.4    Responsibility for Actions of Representatives.
Without limiting the generality of the foregoing, each of Rentrak and comScore acknowledge and hereby agree that any breach or violation of the restrictions set forth in Section 6.1 and Section 6.2 by any Representative retained by either of them (or any Representative of any such Representatives) shall be deemed to be a breach of Section 6.1 and Section 6.2, as applicable, by such party.
6.5    Notification Requirements.
(h)    In addition to the obligations set forth in Section 6.3, each of Rentrak and comScore shall promptly, and in all cases within twenty four (24) hours of receipt by any of its Representatives, advise the other party hereto orally and in writing of (i) any Acquisition Proposal it receives (either directly or through any of its Representatives), (ii) any request for information it receives (either directly or through any of its Representatives) that would reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction, or (iii) any inquiry it receives with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal or Acquisition Transaction, the material terms and conditions of such Acquisition Proposal, Acquisition Transaction, request or inquiry (including copies of all written materials comprising or relating thereto), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(i)    In addition to the obligations set forth in Section 6.5(a), each of Rentrak and comScore shall keep the other party hereto reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any Acquisition Proposal or Acquisition Transaction and the material terms and conditions thereof (including all amendments or proposed amendments), request or inquiry either of them receives (either directly or through any of its Representatives). In addition to the foregoing, each of Rentrak and comScore shall provide the other party hereto with prompt (and in any event at least twenty-four (24) hours) notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction it has received (either directly or through any of its Representatives), and shall inform the other party as promptly as practicable of any material change in the price, structure, form of consideration or other material terms and conditions of the Acquisition Proposal or Acquisition Transaction.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1    Efforts to Complete Merger.
(o)    Upon the terms and subject to the conditions set forth in this Agreement, each of comScore, Merger Sub and Rentrak shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using its reasonable best efforts to:
(i)    cause the conditions to the Merger set forth in Section 2.2 to be satisfied or fulfilled;
(ii)    obtain all necessary or appropriate consents, waivers and approvals under any Contracts to which comScore or Rentrak or any of their respective Subsidiaries is a party in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve the material benefits under such Contracts following the consummation of the Merger and other transactions contemplated by this Agreement;
(iii)    obtain all necessary consents, approvals, waivers, Orders and other authorizations from Governmental Authorities, seek the expiration or termination of any applicable waiting periods under applicable Legal Requirements, and make all necessary registrations, declarations and filings with Governmental Authorities, that are reasonably necessary, proper or advisable to consummate and make effective the Merger and other transactions contemplated by this Agreement;
(iv)    contest and resist any action or proceeding and defend any lawsuits or other legal proceedings, whether judicial, administrative or otherwise, challenging this Agreement or the consummation of the Merger or any other transactions contemplated by this Agreement, including seeking to have vacated or otherwise lifted or removed (including by pursuing all avenues of administrative and judicial appeal) any Order that has been issued or granted which is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement; and

(v)    execute or deliver any additional instruments reasonably necessary to consummate the Merger and all other transactions contemplated by, and to fully carry out the purposes of, this Agreement.
7.2    Regulatory Filings and Clearances.
(i)    Without limiting the generality of the provisions of Section 7.1(a) and to the extent required by applicable Legal Requirements, as soon as practicable (but in any event no more than thirty (30) days) following the execution and delivery of this Agreement, each of comScore and Rentrak shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement, the Merger and the other transactions contemplated hereby as required by the HSR Act, and each of comScore and/or Rentrak shall file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that may be required by the merger notification or control laws and regulations (“Antitrust Laws”) of any foreign jurisdiction in which comScore or Rentrak have business or operations or in which comScore and Rentrak mutually agree to make such filing. Each of comScore and Rentrak shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that comScore and Rentrak reasonably deem necessary and/or appropriate.
(j)    Each of comScore and Rentrak shall (i) promptly inform the other party hereto of any communication from any Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement, (ii) if practicable, permit the other party hereto an opportunity to review in advance all the information relating to comScore and its Subsidiaries or Rentrak and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, and incorporate the other party’s reasonable comments thereto, (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement, the Merger or any other transactions contemplated hereby unless such party consults with the other party hereto in advance, and, to the extent permitted by such Governmental Authority, gives the other party hereto an opportunity to attend or participate in such meeting or discussion, and (iv) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to this Agreement, the Merger and all other transactions contemplated by this Agreement; provided, however, that (i) any materials concerning valuation of the transaction or internal financial information may be redacted, and (ii) each of comScore and Rentrak may, as each deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2 as “counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless prior consent is obtained in advance from the source of the materials or its legal counsel.
(k)    If either comScore or Rentrak or either of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(l)    In furtherance and not in limitation of the covenants of the parties contained in Section 7.1 and Section 7.2, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transactions contemplated by this Agreement as violative of any Legal Requirement or Order, or if any Legal Requirement or Order is enacted, entered, promulgated or enforced by a Governmental Entity which would make illegal, or would otherwise prohibit or materially impair or delay, the Merger or any other transactions contemplated by this Agreement, each of comScore and Rentrak shall cooperate in all respects with each other and use its respective reasonable best efforts to contest such action or proceeding and have vacated or otherwise lifted any such Legal Requirement or Order, including by effecting or committing to, by consent decree, hold separate orders, or otherwise, (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of comScore and Rentrak or their respective Subsidiaries, and (ii) the imposition of any limitation or regulation on the ability of comScore and Rentrak or their respective Subsidiaries to freely conduct their business or own such assets, provided however that nothing in this Section 7.2(d) requires comScore or Rentrak to agree to or effectuate any sale, divestiture, license or other disposition or holding separate of any assets or categories of assets if such an action would materially affect comScore’s or Rentrak’s respective business. Notwithstanding the foregoing or any other provision of this Agreement, Rentrak shall not, without comScore’s prior written consent, and comScore and Merger Sub shall not, without Rentrak’s prior written consent, (i) commit to any material sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any material assets or categories of assets of comScore and Rentrak or their respective Subsidiaries or (ii) agree to any material restriction on its business or the imposition of any material limitation or regulation on the ability of comScore and Rentrak or their respective Subsidiaries to freely conduct their business or own such assets.
7.3    Registration Statement and Joint Proxy Statement/Prospectus.
(a)    As promptly as practicable (but in any event no more than forty-five (45) days) after the execution and delivery of this Agreement, comScore and Rentrak shall prepare, and comScore shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of comScore Common Stock in the Merger (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of comScore Common Stock in the Merger (including shares of comScore Common Stock issued in the Merger in exchange for shares of Rentrak Restricted Stock), (ii) a proxy statement of comScore for use in connection with the solicitation of proxies for the comScore Voting Proposal to be considered at the comScore Stockholder Meeting, and (iii) a proxy statement of Rentrak for use in connection with the solicitation of proxies for the Rentrak Voting Proposal to be considered at the Rentrak Shareholder Meeting (as may be amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Each of comScore and Rentrak shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of Rentrak and comScore shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of comScore and Rentrak shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, comScore and Rentrak shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders.

(b)    Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Joint Proxy Statement/Prospectus shall be made without the approval of comScore and Rentrak, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that comScore, in connection with a comScore Board of Directors Recommendation Change, and Rentrak, in connection with a Rentrak Board of Directors Recommendation Change, may amend or supplement the Joint Proxy Statement/Prospectus or the Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 7.3(b) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described therein.
(c)    The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of each of the Merger Stockholder Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a‑12 under the Exchange Act (each, a “Regulation M‑A Filing”) shall not, at the time any such Regulation M‑A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(d)    Without limiting the generality of the foregoing, prior to the Effective Time Rentrak and comScore shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Joint Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirements or the SEC, disseminated to the stockholders of Rentrak and/or comScore. Rentrak and comScore shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Joint Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.
(e)    comScore and Rentrak shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(i)    If Rentrak determines it is required to file any document other than the Joint Proxy Statement/Prospectus with the SEC in connection with the Merger pursuant to applicable law (such document, as amended or supplemented, an “Other Required Rentrak Filing”), then Rentrak shall promptly prepare and file such Other Required Rentrak Filing with the SEC. Rentrak shall use its reasonable best efforts to cause any Other Required Rentrak Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the Nasdaq Stock Market. Rentrak will promptly notify comScore of, and cooperate with comScore with respect to, any Other Required Rentrak Filing Rentrak intends to file with the SEC. On the date of filing, the date of mailing to Rentrak Stockholders (if applicable) and at the time of Rentrak Stockholder Meeting, any Other Required Rentrak Filing will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Rentrak with respect to any information supplied by comScore, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in any Other Required Rentrak Filing. The information supplied by comScore and its Affiliates for inclusion or incorporation by reference in any Other Required Rentrak Filings will not, at the time that such Other Required Rentrak Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(ii)    If comScore, Merger Sub or any of their respective Affiliates is/are required to file any document with the SEC in connection with the Merger or Rentrak Stockholder Meeting pursuant to applicable law (an “Other Required comScore Filing”), then comScore and Merger Sub shall, and shall cause their respective Affiliates to, promptly prepare and file such Other Required comScore Filing with the SEC. comScore and Merger Sub shall cause, and shall cause their respective Affiliates to cause, any Other Required comScore Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the Nasdaq Stock Market. comScore and Merger Sub will promptly notify Rentrak of, and cooperate with Rentrak with respect to, any Other Required comScore Filing comScore or Merger Sub intends to file with the SEC. On the date of filing, the date of mailing to Rentrak Stockholders (if applicable) and at the time of Rentrak Stockholder Meeting, no Other Required comScore Filing will knowingly contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by comScore or Merger Sub with respect to any information supplied by Rentrak or any of its Affiliates for inclusion or incorporation by reference in any Other Required comScore Filing. The information supplied by Rentrak, Merger Sub and their respective Affiliates for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any Other Required comScore Filing will not, at the time that the Joint Proxy Statement/Prospectus or such Other Required comScore Filing is filed with the SEC, knowingly contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(f)    comScore shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of comScore Common Stock in the Merger.
7.4    Stockholder Meetings and Board Recommendations.
(j)    Each of Rentrak and comScore, acting through its board of directors, shall take all actions in accordance with applicable Legal Requirements, applicable rules of the Nasdaq Stock Market,

the Rentrak Articles of Incorporation and the Rentrak Bylaws in the case of Rentrak, and the comScore Certificate of Incorporation and the comScore Bylaws in the case of comScore, to duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (including any postponement or adjournment thereof, the “Rentrak Shareholder Meeting” in the case of Rentrak, and the “comScore Stockholder Meeting” in the case of comScore, and together, the “Merger Stockholder Meetings”) for the purpose of considering and voting upon the approval of the Rentrak Voting Proposal in the case of Rentrak and the comScore Voting Proposal in the case of comScore. Each of Rentrak and comScore shall solicit from its stockholders proxies in favor of the Rentrak Voting Proposal in the case of Rentrak and the comScore Voting Proposal in the case of comScore, and unless the board of directors of either party hereto shall effect a Rentrak Board of Directors Recommendation Change in the case of Rentrak or a comScore Board of Directors Recommendation Change in the case of comScore, in each case pursuant to and in accordance with Section 7.4(f), use its reasonable best efforts to secure the Requisite Rentrak Shareholder Approval in the case of Rentrak and the Requisite comScore Stockholder Approval in the case of comScore. Each of Rentrak and comScore shall use its reasonable best efforts to ensure that all proxies solicited in connection with its Merger Stockholder Meeting are solicited in compliance with the OBCA or DGCL, as applicable, the rules of the Nasdaq Stock Market, the Rentrak Articles of Incorporation and the Rentrak Bylaws in the case of Rentrak, and the comScore Certificate of Incorporation and the comScore Bylaws in the case of comScore, and all other applicable Legal Requirements.
(k)    Each of Rentrak and comScore shall use its reasonable best efforts to call, give notice of, convene and hold their respective Merger Stockholder Meetings on the same day and at the same time. Notwithstanding anything to the contrary set forth in this Agreement, each of Rentrak or comScore, after consultation with the other party hereto, may (but shall not be required to) adjourn or postpone its respective Merger Stockholder Meeting if (and solely to the extent and for the minimum duration reasonably necessary to ensure that) (i) any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders within a reasonable amount of time in advance of its respective Merger Stockholder Meeting, (ii) as of the time for which the applicable Merger Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Rentrak Common Stock in the case of Rentrak, or comScore Common Stock in the case of comScore, represented (either in person or by proxy) at the respective Merger Stockholder meeting to constitute a quorum necessary to conduct the business of the respective Merger Stockholder Meeting, or (iii) the other party hereto has adjourned or postponed its Merger Stockholder Meeting for any of the foregoing reasons.
(l)    Following the Merger Stockholder Meetings and at or prior to the Closing, each of Rentrak and comScore shall deliver to the corporate secretary of the other party hereto a certificate setting forth the voting results from the respective Merger Stockholder Meeting.
(m)    Subject to the terms of this Agreement, Rentrak shall submit the Rentrak Voting Proposal to the Rentrak Shareholders at the Rentrak Shareholders Meeting for the purpose of acting upon such proposal, and comScore shall submit the comScore Voting Proposal to the comScore Stockholders at the comScore Stockholders Meeting for the purpose of acting upon such proposal, in each case whether or not (i) the Rentrak board of directors of directors or the comScore board of directors of directors, as the case may be, at any time subsequent to the date of this Agreement and prior to the Merger Stockholder Meetings shall effect a Rentrak Board of Directors Recommendation Change in the case of Rentrak or a comScore Board of Directors Recommendation Change in the case of comScore, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Rentrak board of directors of directors in the case of Rentrak or the comScore board of directors of directors in the case of comScore.

(n)    Subject to the terms of Section 7.4(f), (i) the Rentrak board of directors shall recommend that the Rentrak Shareholders adopt the Rentrak Voting Proposal at the Rentrak Shareholder Meeting in accordance with the applicable provisions of the OBCA (the “Rentrak board of directors Recommendation”), and (ii) the comScore board of directors shall recommend that the comScore Stockholders approve the comScore Voting Proposal at the comScore Stockholder Meeting in accordance with the applicable provisions of the DGCL and applicable rules of the Nasdaq Stock Market (the “comScore board of directors Recommendation”).
(o)    Subject to the terms of this Section 7.4(f), (x) neither the Rentrak board of directors nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the Rentrak board of directors Recommendation (an “Rentrak Board of Directors Recommendation Change”), and (y) neither the comScore board of directors nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the comScore board of directors Recommendation (a “comScore Board of Directors Recommendation Change”); provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Rentrak Shareholder Approval in the case of Rentrak, or receipt of the Requisite comScore Stockholder Approval in the case of comScore, the Rentrak board of directors may effect a Rentrak Board of Directors Recommendation Change and, in the case of subclause (i) below, terminate this Agreement to enter into a Contract with respect to a Superior Proposal, and the comScore board of directors may effect a comScore Board of Directors Recommendation Change and, in the case of subclause (i) below, terminate this Agreement to enter into a Contract with respect to a Superior Proposal, and, in either case if and only if either:
(v)    (A) the party proposing to take such action has received after the date hereof an Acquisition Proposal relating to such party that its board of directors has determined in good faith (after consultation with its financial and legal advisors) constitutes a Superior Proposal, (B) such Acquisition Proposal did not result from or arise out of a breach of any provisions of Section 6.1 or Section 6.2, and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposal (either alone or together with one or more other Persons) that resulted from or arose out of a breach of any provisions of Section 6.1 or Section 6.2, (C) the party proposing to take such action has not breached any of the provisions of Section 6.1 or Section 6.2 in respect of such Acquisition Proposal (and any other Acquisition Proposal made by the same Person making such Acquisition Proposal, whether alone or together with one or more other Persons), (D) prior to effecting such Rentrak Board of Directors Recommendation Change or the comScore Board of Directors Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least three (3) Business Days’ notice thereof (which notice shall not, by itself, constitute a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change) and the opportunity to meet and discuss in good faith potential amendments or other modifications to the terms and conditions of this Agreement so that the Merger and other transactions contemplated by this Agreement may be effected, (E) the other party hereto shall not have made, within the foregoing three (3) Business Days after receipt of such party’s written notice of its intention to effect a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change, as the case may be, a counteroffer or proposal that the board of directors of the party proposing to take such action determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as such Superior Proposal, and (F) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal made by the other party hereto pursuant to the immediately preceding clause (E)) that the failure to effect such Rentrak Board of Directors Recommendation

Change or a comScore Board of Directors Recommendation Change, as the case may be, would reasonably be expected to be a breach of its fiduciary duties under Delaware Law or Oregon Law, as applicable; or
(vi)    in response to an Intervening Event, if: (A) prior to effecting the Rentrak Board of Directors Recommendation Change or the comScore Board of Directors Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least three (3) Business Days’ notice thereof (which notice shall not, by itself, constitute a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change) and the opportunity to meet and discuss in good faith the purported basis for the proposed the Rentrak Board of Directors Recommendation Change or the comScore Board of Directors Recommendation Change, as the case may be, the other party’s reaction thereto and potential amendments and modifications to the terms and conditions of this Agreement for the purpose of obviating the need for the Rentrak board of directors or comScore board of directors, as the case may be, to effect a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change, as applicable, as a result of such Intervening Event, and (B) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that the failure to effect such Rentrak Board of Directors Recommendation Change or comScore Board of Directors Recommendation Change, as the case may be, would reasonably be expected to be a breach of its fiduciary duties under Delaware Law or Oregon Law, as applicable.
(p)    Nothing in this Agreement shall prohibit the Rentrak board of directors or the comScore board of directors from taking and disclosing to the Rentrak Shareholders or the comScore Stockholders, respectively, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, however, that (i) any statements made by Rentrak (with respect to statements made by the Rentrak board of directors) and any statements made by comScore (with respect to statements made by the comScore board of directors) pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement, and (ii) any statements or disclosures regarding this Agreement, the Merger or any other transactions contemplated by this Agreement, or about any Acquisition Proposal (whether or not a Superior Proposal) or Acquisition Transaction (other than a “stop, look and listen communication” of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to constitute a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change, as the case may be, unless such statement or disclosure is accompanied by an express, unequivocal affirmation of the Rentrak board of directors Recommendation or the comScore board of directors Recommendation, as applicable (it being understood that any statement or disclosure that a party is re-affirming its board recommendation because it is required or compelled to do so as a result of the terms of this Agreement (or the consequences of not doing so hereunder) shall be deemed to be a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change, as the case may be).
(q)    Notwithstanding any Rentrak Board of Directors Recommendation Change or comScore Board of Directors Recommendation Change, unless earlier terminated in accordance with Section 9.1, the Rentrak Voting Proposal shall be submitted to the Rentrak Shareholders and the comScore Voting Proposal shall be submitted to the comScore Stockholders at the respective Merger Stockholder Meeting for the purpose of voting on the Rentrak Voting Proposal and the comScore Voting Proposal, respectively, and nothing contained in this Agreement shall be deemed to relieve Rentrak or comScore of such obligation. Nothing set forth in this Section 7.4 shall (i) affect any other obligation of the parties hereto under this Agreement, or (ii) permit either party hereto to submit for a vote of its respective stockholders at or prior to its respective Merger Stockholder Meeting any Acquisition Proposal other than the Rentrak Voting Proposal and the comScore Voting Proposal, as applicable.
7.5    Access; Notice and Consultation; Confidentiality.
(h)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable notice and subject to applicable Legal Requirements relating to the exchange of information, each of comScore and Rentrak shall, and shall cause their respective Subsidiaries to, afford the other party hereto and its Representatives reasonable access, during normal business hours, to all of its personnel, properties, facilities, contracts, books, records and other information concerning its business, properties and personnel as the other may reasonably request.
(i)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of comScore and Rentrak shall, and shall cause their respective Subsidiaries to, make available to the other party hereto and its Representatives a copy of each report, schedule, proxy or information statement, registration statement and other document to be filed by it during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents.
(j)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of comScore and Rentrak shall promptly notify the other party hereto upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.
(k)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of comScore and Rentrak shall promptly notify the other party hereto of (i) any notice or other communication received by it from any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement, (ii) any notice or other communication received by it from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Rentrak Material Contract or comScore Material Contract, as the case may be, to which such party or any of their respective Subsidiaries is a party, or (iii) any notice or other communication received by such party or any of their respective Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the Merger or any other transactions contemplated by this Agreement.
(l)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time each of comScore and Rentrak shall promptly advise the other party hereto, orally and in writing, of any litigation commenced after the date hereof against such party or any of its Representatives by any of its current or former stockholders (on their own behalf or on behalf of the company) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall keep the other party hereto reasonably informed regarding any such litigation. Each of comScore and Rentrak shall give the other party hereto the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation and shall not settle any such stockholder litigation without the prior written consent of the other party hereto.
(m)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of comScore and Rentrak shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party hereto and report the general status of the ongoing operations of such party and its Subsidiaries. Each of comScore and Rentrak shall promptly notify the other party hereto of any material change in the normal course of business or in the operation of the properties of such party or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving such party or any of its Subsidiaries, and will keep the other party hereto fully informed of such events.
(n)    Notwithstanding anything to the contrary set forth in this Section 7.5 or elsewhere in this Agreement, neither comScore nor Rentrak nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement. Each of Rentrak and comScore shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under the circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything to the contrary set forth herein, no information obtained pursuant to the access granted or notification provided pursuant to this Section 7.5 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.
(o)    All information acquired pursuant to the access granted or notice provided pursuant to this Section 7.5 shall be subject to the provisions of the Confidentiality/Nondisclosure Agreement, dated December 3, 2013, as amended, between comScore and Rentrak (the “Confidentiality Agreement”), which shall continue in full force and effect from and after the execution and delivery of this Agreement and the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, in accordance with its terms and conditions.
7.6    Public Announcements.
(a)    Each of comScore and Rentrak shall consult with the other party hereto, and give the other party hereto the opportunity to review and comment on, before issuing any press release or making any public announcement or statement with respect to this Agreement, the Merger, any other transactions contemplated by this Agreement or any other material press release and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) a party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the Nasdaq Stock Market if it first notifies and consults with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (ii) no such prior notice or consultation shall be required in connection with any press release or making any public announcement or statement with respect to any Acquisition Proposal, a Rentrak Board of Directors Recommendation Change or a comScore Board of Directors Recommendation Change effected pursuant to Section 7.4(f) (it being understood and agreed that the terms of this Section 7.6 shall require notice and consultation with respect to any press release or other public announcement of any other actions taken by a party hereto under Section 7.4(f)).
(b)    The initial press release concerning the entry into this Agreement shall be a joint release prepared by both Rentrak and comScore.
7.7    Employee Plans.
As of the Effective Time, and for a period of at least twelve (12) months thereafter (or until termination of employment, if earlier), comScore shall provide, or shall cause its Subsidiaries and Affiliates (including the Surviving Corporation) to provide, each individual who was an employee of Rentrak or any of its Subsidiaries or Affiliates immediately prior to the Effective Time and who is an employee of comScore or any of its Subsidiaries or Affiliates (including the Surviving Corporation) as of the Effective Time (each an “Rentrak Employee”) with a base salary or wage rate that is not less than that provided to such employee by Rentrak and its Subsidiaries and Affiliates immediately prior to the Effective Time.
(a)    Rentrak ESPP. Prior to the Closing, (i) Rentrak shall take all necessary and appropriate actions so that (a) all outstanding purchase rights under the Rentrak ESPP shall automatically be exercised, in accordance with the terms of the Rentrak ESPP, immediately prior to the Effective Time, and (ii) the Rentrak ESPP shall terminate with such purchase and no further purchase rights are granted under the Rentrak ESPP thereafter.
(b)    Rentrak Group Plans; 401(k) Plan. Effective as of the day immediately preceding the Closing Date, Rentrak and its ERISA Affiliates, as applicable, shall terminate (i) any and all group severance, separation or salary continuation plans, programs or arrangements, and (ii) any and all plans intended to include a Code Section 401(k) arrangement (unless comScore provides written notice to Rentrak that such 401(k) plans shall not be terminated) (collectively, the “Rentrak Terminating Plans”). Unless comScore provides such written notice to Rentrak, no later than three (3) Business Days prior to the Closing Date, Rentrak shall provide comScore with evidence that such RentrakTerminating Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of Rentrak’s Board of Directors. The form and substance of such resolutions shall be subject to review and approval of comScore, which approval shall not be unreasonably denied. Rentrak also shall take such other actions in furtherance of terminating such Rentrak Terminating Plan(s) as comScore may reasonably require.
(c)    Pre-Existing Conditions; Service Credit; Etc. From and after the Effective Time, and to the extent permitted by applicable Legal Requirements, comScore shall, and shall cause its Subsidiaries and Affiliates (including the Surviving Corporation) to, recognize the prior service with Rentrak or its Subsidiaries or Affiliates of each Rentrak Employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of comScore or its Subsidiaries or Affiliates (including the Surviving Corporation) in which Rentrak Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, comScore shall, and shall cause its Subsidiaries and Affiliates (including the Surviving Corporation) to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with Rentrak), actively-at-work requirements and evidence of insurability requirements under any group health plans of comScore or its affiliates to be waived with respect to Rentrak Employees and their eligible spouses, domestic partners and dependents, and (ii) provide each Rentrak Employee (and his or her spouse, domestic partner and dependents) with credit for any deductibles paid under any Rentrak Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of comScore or any of its Subsidiaries or Affiliates (including the Surviving Corporation) that such employees are (or their spouses, domestic partners or dependents) eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Rentrak Employee Plan. The provisions of this Section 7.7(d) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and the parties hereby expressly disclaim the creation or establishment of any third party beneficiary rights (whether express or implied) under or by right of the terms of this Section 7.7(c). Nothing herein shall be deemed to amend any Employee Benefit Plan to reflect the terms of this Section 7.7(c).
(d)    Severance. Prior to the Closing, each of comScore and Rentrak shall adopt and implement severance plans and arrangements reflecting the terms set forth in Schedule 7.7(d) hereto, each of which shall be subject to review and approval of the other party hereto.
7.8    Directors’ and Officers’ Indemnification and Insurance.
(a)    The Surviving Corporation and its Subsidiaries shall, and comScore shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of Rentrak and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between Rentrak or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Rentrak or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, the Surviving Corporation and its Subsidiaries shall, and comScore shall cause the Surviving Corporation and its Subsidiaries to, cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the Articles of Incorporation and bylaws (or other similar organizational documents) of Rentrak and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable Legal Requirements.
(b)    For a period of six (6) years following the Effective Time, the Surviving Corporation shall, and comScore shall cause the Surviving Corporation to, maintain in effect the existing policy of Rentrak’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall comScore or the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the current annual premium paid by Rentrak (which annual premium is set forth on Section 7.8(b) of the Rentrak Disclosure Letter) for such insurance (such 200% amount, the “Maximum Annual Premium”), provided that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain, and comScore shall cause and financially enable the Surviving Corporation to obtain, a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under this Section 7.8(b), comScore or Rentrak may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than the D&O Policy, and in the event that comScore shall purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall, and comScore shall cause the Surviving Corporation to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder in lieu of all other obligations of comScore and the Surviving Corporation under this Section 7.8(b) for so long as such “tail” policy shall be maintained in full force and effect.
(c)    The obligations under this Section 7.8 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) under this Section 7.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by Rentrak or any of its Subsidiaries, or applicable Legal Requirement (whether at law or in equity).
(d)    In the event that comScore, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.8.
7.9    Listing of comScore Shares.
comScore shall use its reasonable best efforts to have authorized for listing on the Nasdaq Global Select Market prior to the Effective Time, upon official notice of issuance, the shares of comScore Common Stock issuable in the Merger pursuant to this Agreement, and the shares of comScore Common Stock issuable upon the exercise of all Assumed Options and the shares of comScore Common Stock issuable in respect of all Assumed Units.
7.10    Takeover Statutes.
If any “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar takeover law (collectively, “Takeover Laws”) is or becomes applicable to this Agreement, the Rentrak Support Agreements, the comScore Support Agreements, the Merger or any of the other transactions contemplated hereby, each of Rentrak and comScore and their respective boards of directors shall take all lawful actions necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Laws on this Agreement, the Merger and the other transactions contemplated hereby.
7.11    Section 16 Matters.
The comScore board of directors of directors, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b‑3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by Rentrak Insiders of comScore Common Stock in exchange for shares of Rentrak Common Stock, and of options to purchase comScore Common Stock upon assumption and conversion of the Rentrak Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b‑3 under the Exchange Act. In addition, the Rentrak board of directors, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b‑3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the disposition by Rentrak Insiders of Rentrak Common Stock in exchange for shares of comScore Common Stock, and the disposition of their Rentrak Stock Awards which will be deemed to occur upon the assumption of those options and their resulting conversion into options to purchase comScore Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are also intended to be exempt pursuant to Rule 16b‑3 under the Exchange Act.
7.12    Tax Matters.
(a)    None of comScore, Merger Sub or Rentrak shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Effective Time that would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.
(b)    Each of comScore and Rentrak shall use its reasonable best efforts to obtain the Tax opinions described in Section 2.2(a)(vii) (collectively, the “Tax Opinions”). Officers of comScore, Merger Sub and Rentrak shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to comScore, and Perkins Coie LLP, counsel to Rentrak, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.
7.13    FIRPTA Certificate.
On or prior to the Closing Date, Rentrak shall deliver to comScore a properly executed statement in a form reasonably acceptable to comScore for purposes of satisfying comScore’s obligations under Treasury Regulation Section 1.1445-2(c)(3).
7.14    Obligations of Merger Sub.
comScore shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VIII
GOVERNANCE MATTERS
8.1    comScore Board of Directors.
(a)    Board of Directors. Upon the Effective Time, the board of directors of comScore shall have twelve (12) members, comprised of (i) all eight (8) members of the board of directors of comScore immediately prior to the Effective Time and (ii) four (4) members of the then board of directors of Rentrak prior to the Effective Time to be selected by Rentrak, who shall initially be William Engel, who shall be a Class I director; William Livek and Brent Rosenthal, who both shall be Class II directors; and Patricia Gottesman, who shall be a Class III director. Rentrak and comScore agree that in the event that any of the individuals identified in the immediately preceding sentence are unable to serve, for any reason, as a director of comScore at the Effective Time, then comScore, with respect to the individuals identified in clause (i) of the immediately preceding sentence, and Rentrak, with respect to the individuals identified in clause (ii) of the immediately preceding sentence, shall have the right to designate another individual serving on the comScore Board or Rentrak Board, as applicable, immediately prior to the Effective Time to serve as a director of comScore in place of the individual originally selected (the “Substitute Designee”); provided, that, in the case of a Substitute Designee selected by Rentrak, such Substitute Designee shall be reasonably acceptable to comScore.
(b)    Executive Chairman. Immediately following the Effective Time, the executive chairman of the board of directors of comScore shall be Magid Abraham.
(c)    Executive Vice Chairman. Immediately following the Effective Time, the executive vice chairman of the board of directors of comScore shall be William Livek.
(d)    Committee Composition and Chairpersons. Immediately following the Effective Time:
(i)    the Audit Committee of the board of directors of comScore shall be comprised of William Henderson, Ronald Korn, Joan Lewis and Brent Rosenthal; the chairman of such committee shall be Brent Rosenthal;
(ii)    the Compensation Committee of the board of directors of comScore shall be comprised of Russell Fradin, William Henderson, William Katz and Patricia Gottesman; the chairman of such committee shall be William Henderson; and
(iii)    the Nominating and Governance Committee of the board of directors of comScore shall be comprised of Russell Fradin, William Henderson, William Katz and William Engel; the chairman of such committee shall be William Katz.
(e)    Effectuation. Prior to the Effective Time, the board of directors of comScore shall take all action necessary to effectuate the provisions of this Section 8.1.
8.2    comScore Chief Executive Officer.
Immediately following the Effective Time, the chief executive officer of comScore shall be Serge Matta.

ARTICLE IX
TERMINATION OF AGREEMENT
9.1    Termination.
Notwithstanding the prior receipt of the Requisite Rentrak Shareholder Approval and/or the Requisite comScore Stockholder Approval, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party hereto):
(a)    by mutual written consent duly authorized by the Rentrak board of directors of directors and the comScore board of directors of directors;
(b)    by either comScore or Rentrak, if any Governmental Authority of competent jurisdiction and within a jurisdiction material to the business operations of comScore and Rentrak, taken together, shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Legal Requirement that is in effect and has the permanent effect of making the consummation of the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Merger, or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Merger, and such Order has become final and non-appealable, provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b) shall have complied with its obligations under Section 7.1(a)(iv) to have any such Order vacated or lifted or removed;
(c)    by either comScore or Rentrak, if the Merger shall have not been consummated by April 30, 2016 (the “Initial Termination Date”); provided, however, that in the event a condition to the consummation of the Merger set forth in Section 2.2(a)(iii) or Section 2.2(a)(v) shall not have been satisfied on or prior to the Initial Termination Date and all of the other conditions to the consummation of the Merger set forth in Section 2.2(a) shall have been satisfied or waived pursuant to the terms hereof by the party entitled to the benefit of such condition on or prior to the Initial Termination Date (other than those conditions that by their terms contemplate satisfaction at the Closing, provided that such conditions are then capable of being satisfied at such time), either comScore or Rentrak may elect to extend the Initial Termination Date by written notice to the other party hereto prior to or on the Initial Termination Date, until July 31, 2016 (the “Extended Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this proviso shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been the proximate cause of, or resulted in, any of the conditions to the consummation of the Merger set forth in Section 2.2(a) having failed to be satisfied or fulfilled on or prior to the Initial Termination Date or the Extended Termination Date, as applicable, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;
(d)    by either comScore or Rentrak if:
(i)    the Requisite comScore Stockholder Approval shall not have been obtained at the comScore Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the comScore Voting Proposal, or
(ii)    if the Requisite Rentrak Shareholder Approval shall not have been obtained at the Rentrak Shareholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Rentrak Voting Proposal;

provided, however, that neither comScore nor Rentrak, as applicable, shall be entitled to terminate this Agreement pursuant to this Section 9.1(d) if such party’s action (including public statements or disclosures) or failure to fulfill any covenant or obligation under this Agreement has been the proximate cause of, or resulted in, the failure to obtain the Requisite comScore Stockholder Approval or Requisite Rentrak Shareholder Approval, as applicable;
(e)    by either comScore or Rentrak (provided it is not then in material breach of any of its covenants and obligations under this Agreement) in the event of (i) a breach of any covenant or obligation set forth in this Agreement by the other party hereto, or (ii) any inaccuracy in any of the representations and warranties of the other party hereto set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 2.2(b)(i) or Section 2.2(b)(ii) in the case of comScore, or Section 2.2(c)(i) or Section 2.2(c)(ii) in the case of Rentrak, would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable through the exercise of commercially reasonable efforts by the party committing such breach or making such inaccurate representations and warranties, then the party seeking to terminate this Agreement pursuant to this Section 9.1(e) shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the party committing such breach or making such inaccurate representations and warranties (it being understood that the party seeking to terminate this Agreement pursuant to this Section 9.1(e) may not terminate this Agreement pursuant to this Section 9.1(e) if such breach or inaccuracy is cured by the other party hereto within such thirty (30) calendar day period);
(f)    by:
(i)    comScore, at any time prior to the approval of the Rentrak Voting Proposal by the Requisite Rentrak Shareholder Approval, in the event that a Triggering Event shall have occurred with respect to Rentrak;
(ii)    Rentrak, at any time prior to the approval of the comScore Voting Proposal by the Requisite comScore Stockholder Approval, in the event that a Triggering Event shall have occurred with respect to comScore;
(g)    by:
(vii)    comScore, at any time prior to the approval of the comScore Voting Proposal by the Requisite comScore Shareholder Approval, pursuant to and in accordance with the terms and conditions of Section 7.4(f) and subject to payment of the comScore Termination Fee Amount pursuant to Section 9.3(c)(iv); or
(viii)    Rentrak, at any time prior to the approval of the Rentrak Voting Proposal by the Requisite Rentrak Stockholder Approval, pursuant to and in accordance with the terms and conditions of Section 7.4(f) and subject to payment of the Rentrak Termination Fee Amount pursuant to Section 9.3(b)(iv).
9.2    Effect of Termination.
In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (i) that the provisions of this Section 9.2, Section 9.3 and Article X shall survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful or intentional breach of this Agreement or for willful or intentional misrepresentation of material facts that constitute common law fraud under applicable Legal Requirements. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.
9.3    Fees and Expenses.
(a)    General. Except as set forth in this Section 9.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, whether or not the transactions contemplated hereby are consummated; provided however, that notwithstanding the foregoing or anything to the contrary set forth herein, all fees and expenses, other than attorneys’ fees and expenses, incurred in connection with the preparation, printing and filing, as applicable, of the Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto and all amendments and supplements thereto), and all filings by comScore and Rentrak under the HSR Act or any similar filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby, shall be shared equally (i.e., 50% / 50%) by comScore and Rentrak at the time any such fees, costs and expenses become due and payable.
(b)    Rentrak Payments.
(iii)    Rentrak shall pay to comScore a fee equal to $28,500,000 (the “Rentrak Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by comScore, within three Business Days after demand by comScore, in the event that (A) following the execution and delivery of this Agreement and prior to the Rentrak Shareholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Rentrak Shareholder Proposal, an Acquisition Proposal in respect of Rentrak shall have been received by Rentrak or the Rentrak board of directors, or shall have been publicly announced or otherwise communicated to Rentrak Shareholders generally, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Rentrak, (B) this Agreement is terminated pursuant to Section 9.1(c) or Section 9.1(d)(ii), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Rentrak (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or Rentrak enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Rentrak (whether or not the Acquisition Transaction referenced in the preceding clause (B) is consummated); provided, however, that for the purposes of this Section 9.3(b)(i), all references to 15% and 85% in the definition of “Acquisition Transaction” shall be replaced with 50%.
(iv)    Rentrak shall pay to comScore a fee equal to the Rentrak Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by comScore, within three Business Days after demand by comScore, in the event that (A) following the execution and delivery of this Agreement and prior to the breach forming the basis of such termination contemplated by the following clause (B), an Acquisition Proposal in respect of Rentrak shall have been made to Rentrak or the Rentrak board of directors, or shall have been publicly announced or otherwise communicated to Rentrak Shareholders, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Rentrak, (B) comScore terminates this Agreement pursuant to Section 9.1(e), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of Rentrak (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or Rentrak enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Rentrak (whether or not the Acquisition Transaction referenced in the preceding clause (B) is consummated); provided, however, that for the purposes of this Section 9.3(b)(ii), all references to 15% and 85% in the definition of “Acquisition Transaction” shall be replaced with 50%.
(v)    Rentrak shall pay to comScore a fee equal to the Rentrak Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by comScore within three Business Days after demand by comScore, in the event that comScore terminates this Agreement pursuant to Section 9.1(f)(i) (it being understood and hereby agreed that the failure to terminate this Agreement pursuant to Section 9.1(f)(i) promptly following a Triggering Event shall not prejudice or otherwise limit or impair such party’s ability to terminate this Agreement pursuant to Section 9.1(f)(i) at any subsequent point in time and collect the fee contemplated by this Section 9.3(b)(iii)).
(vi)    Rentrak shall pay to comScore a fee equal to the Rentrak Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by comScore, prior to and as a condition to the effectiveness of such termination in the event that Rentrak terminates this Agreement pursuant to Section 9.1(g)(ii).
(vii)    In no event shall Rentrak be required to pay the Rentrak Termination Fee pursuant to this Section 9.3(b) on more than one occasion, and in no event shall comScore be entitled to receive the Rentrak Termination Fee pursuant to this Section 9.3(b) on more than one occasion.
(c)    comScore Payments.
(iii)    comScore shall pay to Rentrak a fee equal to $57,000,000 (the “comScore Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Rentrak, within three Business Days after demand by Rentrak, in the event that (A) following the execution and delivery of this Agreement and prior to the comScore Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the comScore Voting Proposal, an Acquisition Proposal in respect of comScore shall have been received by comScore or the comScore board of directors, or shall have been publicly announced or otherwise communicated to comScore Stockholders generally, (B) this Agreement is terminated pursuant to Section 9.1(c) or Section 9.1(d)(i), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of comScore (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or comScore enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of comScore (whether or not the Acquisition Transaction referenced in the preceding clause (B) is consummated); provided, however, that for the purposes of this Section 9.3(c)(i), all references to 15% and 85% in the definition of “Acquisition Transaction” shall be replaced with 50%.
(iv)    comScore shall pay to Rentrak a fee equal to the comScore Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Rentrak, within three Business Days after demand by Rentrak, in the event that (A) following the execution and delivery of this Agreement and prior to the breach forming the basis of such termination contemplated by the following clause (B), an Acquisition Proposal in respect of comScore shall have been made to comScore or the comScore board of directors of directors, or shall have been publicly announced or otherwise communicated to comScore Stockholders, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of comScore,

(B) Rentrak terminates this Agreement pursuant to Section 9.1(e), and (C) within twelve (12) months following the termination of this Agreement, either an Acquisition Transaction in respect of comScore (whether or not the Acquisition Transaction referenced in the preceding clause (B)) is consummated or comScore enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of comScore (whether or not the Acquisition Transaction referenced in the preceding clause (B) is consummated); provided, however, that for the purposes of this Section 9.3(c)(ii), all references to 15% and 85% in the definition of “Acquisition Transaction” shall be replaced with 50%.
(v)    comScore shall pay to Rentrak a fee equal to the comScore Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Rentrak within three Business Days after demand by Rentrak, in the event that Rentrak terminates this Agreement pursuant to Section 9.1(f)(ii) (it being understood and hereby agreed that the failure to terminate this Agreement pursuant to Section 9.1(f)(ii) promptly following a Triggering Event shall not prejudice or otherwise limit or impair such party’s ability to terminate this Agreement pursuant to Section 9.1(f)(ii) at any subsequent point in time and collect the fee contemplated by this Section 9.3(c)(iii)).
(vi)    comScore shall pay to Rentrak a fee equal to the comScore Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Rentrak, prior to and as a condition to the effectiveness of such termination in the event that comScore terminates this Agreement pursuant to Section 9.1(g)(i).
(vii)    In no event shall comScore be required to pay the comScore Termination Fee pursuant to this Section 9.3(c) on more than one occasion, and in no event shall Rentrak be entitled to receive the comScore Termination Fee pursuant to this Section 9.3(c) on more than one occasion.
(d)    Enforcement. Each of comScore and Rentrak hereby acknowledge and agree that the covenants and agreements set forth in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and, without these covenants and agreements, the parties hereto would not have entered into this Agreement. Accordingly, if either comScore or Rentrak shall fail to pay in a timely manner the amounts due pursuant to Section 9.3(b) or Section 9.3(c), as the case may be, and, in order to obtain such payment, the other party hereto shall make a claim that results in a judgment against the non-paying party, the non-paying party shall pay to the claimant its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c), as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 9.3(b) or Section 9.3(c), as the case may be, shall not be in lieu of, or replacement or substitution for, damages incurred in the event of any breach of this Agreement or for willful or intentional misrepresentation of material facts that constitute common law fraud under applicable Legal Requirements.
ARTICLE X
GENERAL PROVISIONS
10.1    Certain Interpretations.
(a)    Unless otherwise indicated all references herein to Articles, Sections, Exhibits or Letters shall be deemed to refer to Articles, Sections, Exhibits or Letters of or to this Agreement, as applicable.
(b)    Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)    When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
(d)    The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
(e)    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(f)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(g)    All references in this Agreement to “dollars” or “$” shall mean United States Dollars.
10.2    Non-Survival of Representations and Warranties
. None of the representations and warranties set forth in this Agreement or in any certificate or instrument delivered pursuant hereto shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.
10.3    Notices.
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)    If to comScore or Merger Sub:
comScore, Inc.
11950 Democracy Drive
6th Floor
Reston, Virginia 20190
Attention: General Counsel
Facsimile No.: 703-438-2051
With a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention:    Robert G. Day and Michael C. Labriola
Facsimile No.: (650) 493-6811

and:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
Attention: Mike Ringler
Facsimile No.: (415) 947-2099
(b)    If to Rentrak:
Rentrak Corporation
One Airport Center
7700 N.E. Ambassador Place
Portland, Oregon 97220
Attention: Chief Financial Officer
Facsimile No.: (866) 656-7413

With a copy (which shall not constitute notice) to:

Perkins Coie LLP
1120 NW Couch Street, 10th Floor
Portland, OR 97209-4128
Attention: Roy Tucker
    John Thomas
Facsimile No.: (503) 346-2044
Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date when sent and (iv) in the case of mailing, on the third (3rd) Business Day following that on which the piece of mail containing such communication is posted.
10.4    Assignment.
Neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement of any such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect.
10.5    Amendment.
Subject to applicable Legal Requirements and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of comScore, Merger Sub and Rentrak; provided, however, that, (a) after the adoption of this Agreement by the Rentrak Shareholders, no amendment shall be made which by applicable Legal Requirement or regulation of the Nasdaq Stock Market requires further approval of the Rentrak Shareholders without the further approval of the Rentrak Shareholders, and (b) after the adoption of this Agreement by the comScore Stockholders, no amendment shall be made which by applicable Legal Requirements or regulation of the Nasdaq Stock Market requires further approval of the comScore Shareholders without the further approval of the comScore Shareholders.
10.6    Extension; Waiver.
At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
10.7    Specific Performance.
The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. If prior to the Initial Termination Date or the Extended Termination Date, as the case may be, any party brings any action to enforce specifically the performance of the other terms and provisions of this Agreement by any other party, the Initial Termination Date or the Extended Termination Date, as the case may be, shall automatically be extended by (a) the amount of time during which such action is pending plus twenty (20) Business Days or (b) such other time period established by the state or federal court in the State of Delaware to which this action is brought pursuant to Section 10.13.
10.8    Failure or Indulgence Not Waiver; Remedies Cumulative.
No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.
10.9    Severability.
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Legal Requirement, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
10.10    Entire Agreement.
This Agreement (including the Rentrak Disclosure Letter, the comScore Disclosure Letter and the other schedules, exhibits, documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
10.11    No Third Party Beneficiaries.
Nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Parties intended to be third party beneficiaries under the provisions of Section 7.8, who shall have the right to enforce such provisions directly.
10.12    Governing Law.
This Agreement and all actions or proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of comScore, Merger Sub or Rentrak in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware (except that the provisions of the laws of the State of Oregon shall apply with respect to the effectiveness of the merger, fiduciary duties and any provisions set forth herein that are required to be governed by such laws or where such laws are otherwise mandatorily applicable to the transactions contemplated hereby).
10.13    Consent to Jurisdiction.

Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state court located within the State of Delaware (or any federal court within the State of Delaware if such state court declines to accept or does not have jurisdiction) in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.
10.14    Waiver of Jury Trial.
EACH OF COMSCORE, MERGER SUB AND RENTRAK HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF COMSCORE, MERGER SUB OR RENTRAK IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
10.15    Counterparts.
This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The parties hereto may execute such counterparts by means of facsimile transmission or electronic mail (e.g., “.pdf”), and the parties agree that the receipt of such executed counterparts shall be binding on such parties and shall be construed as originals.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, comScore, Merger Sub and Rentrak have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
COMSCORE, INC.

By:    /s/ Serge Matta
Name: Serge Matta
Title: Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

IN WITNESS WHEREOF, comScore, Merger Sub and Rentrak have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
RUM ACQUISITION CORPORATION

By:    /s/ Mel Wesley
Name: Mel Wesley
Title: President

[AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

IN WITNESS WHEREOF, comScore, Merger Sub and Rentrak have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
RENTRAK CORPORATION

By:    /s/ William P. Livek
Name: William P. Livek
Title: Vice Chairman and Chief Executive Officer

ANNEX A

DEFINITIONS AND INTERPRETATIONS
For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:
(a)    “Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer, indication of interest or proposal by the other party hereto) relating to any Acquisition Transaction.
(b)    “Acquisition Transaction” shall mean, with respect to Rentrak or comScore, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole, pursuant to which the stockholders of such party or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of a party hereto that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.
(c)    “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
(d)    “Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the Commonwealth of Virginia or is a day on which banking institutions located in Virginia are authorized or required by Legal Requirements or other governmental action to close.
(e)    “comScore Balance Sheet” shall mean the unaudited balance sheet of comScore contained in the Quarterly Report on Form 10‑Q for the quarterly period ended June 30, 2015.
(f)    “comScore Bylaws” shall mean the Amended and Restated Bylaws of comScore, as amended and in effect on the date hereof.
(g)    “comScore Common Stock” shall mean the Common Stock, par value $0.001 per share, of comScore.
(h)    “comScore Certificate of Incorporation” shall mean the comScore Amended and Restated Certificate of Incorporation, as in effect on the date hereof.
(i)    “comScore Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by comScore, any of comScore’s Subsidiaries or any of their respective ERISA Affiliates or to which comScore, any of comScore’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have a material liability for premiums or benefits or other obligations.
(j)    “comScore Intellectual Property Rights” shall mean shall Intellectual Property Rights that are owned by or exclusively licensed to comScore or its Subsidiaries.
(k)    “comScore Material Adverse Effect” shall mean any Effect that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the comScore Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of comScore and its Subsidiaries, taken as a whole; provided, however, that no Effects (by themselves or when aggregated with any other Effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a comScore Material Adverse Effect, and no Effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other Effects) shall be taken into account when determining whether a comScore Material Adverse Effect has occurred or may, would or could occur:
(i)    economic, business, financial or political conditions (including interest or exchange rates) in the United States or any other jurisdiction in which comScore or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on comScore and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which comScore operates;
(ii)    conditions in the industry or industries in which comScore operates, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on comScore and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which comScore operates;
(iii)    conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on comScore and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which comScore operates;
(iv)    acts of terrorism or war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, geopolitical conditions, weather conditions, power outages, national or international calamity, crisis or emergency, and other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on comScore and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which comScore operates;
(v)    the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement, including any termination of, reduction of, reduction in or similar adverse effect on relationships, contractual or other, with any customers, distributors, partners or employees of comScore or its subsidiaries directly attributed to the announcement of this Agreement or the pendency or consummation of the transaction contemplated hereby;
(vi)    changes in Legal Requirements or GAAP (or any interpretations of GAAP);
(vii)    failure by comScore or any of its Subsidiaries to take any action that is expressly prohibited by this Agreement;
(viii)    changes in comScore’s stock price or the trading volume of comScore stock, in and of itself;
(ix)    the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;
(x)    any action or failure to take a material action required by comScore pursuant to this Agreement that is requested by Rentrak;
(xi)    any reduction in the credit rating of comScore or its Subsidiaries, in and of itself; or
(xii)    any legal claims made or brought by any current or former comScore Stockholders (on their own behalf or on behalf of comScore) or other Legal Proceedings arising out of or related to this Agreement, the Merger or any other transactions contemplated by this Agreement.
(l)    “comScore Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of comScore and/or any of its Subsidiaries.
(m)    “Closing Average” shall mean the volume-weighted average price for one share of comScore Common Stock as quoted on the Nasdaq Global Select Market for the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the Closing Date.
(n)    “Contract” shall mean any legally binding oral or written contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding obligation, arrangement or understanding.
(o)    “Delaware Law” shall mean the DGCL and any other applicable Legal Requirements of the State of Delaware.
(p)    “DOJ” shall mean the United States Department of Justice or any successor thereto.
(q)    “Effect” means a fact, development, circumstance, condition, event, occurrence, change or effect, or any of them.
(r)     “Employee Benefit Plan” means any material “employee pension benefit plan” covered under Section 3(2) of ERISA, any material “employee welfare benefit plan” covered under Section 3(1) of ERISA, and any other material written or oral plan, agreement or arrangement involving compensation or benefits, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of fringe benefits, incentive compensation or post-retirement compensation or post-employment compensation and all material employment, management, consulting, relocation, repatriation, expatriation, visa, work permit, change in control, severance or similar agreements, written or otherwise, which is maintained or contributed to or required to be maintained or contributed to for the benefit of, or relating to, any current or former employee, officer, director or consultant of Rentrak or any of its Subsidiaries or comScore or any of its Subsidiaries, as applicable, or any of their respective ERISA Affiliates, or with respect to which any such party has or may have any material Liability.
(s)    “Environmental Laws” are all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the WEEE Directive, or any foreign Law implementing the WEEE Directive, and the RoHS Directive or any foreign Law implementing the RoHS Directive, all as amended at any time.
(t)    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.
(u)    “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included Rentrak or comScore, as applicable, or a Subsidiary of Rentrak or comScore, as applicable.
(v)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
(w)    “FTC” shall mean the United States Federal Trade Commission or any successor thereto.
(x)    “GAAP” shall mean generally accepted accounting principles, as applied in the United States.
(y)    “Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body, in each case whether federal, state, county, provincial, and whether local or foreign.
(z)    “Hazardous Material” is any material, chemical, emission, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.
(aa)    “Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so‑called e‑waste fees) and compliance with any product take-back, collection, recycling, or product content requirements.
(bb)    “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.
(cc)    “Intellectual Property Rights” shall mean common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patent”), (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights (“Copyrights”), (iii) trade and industrial secrets and confidential information and know‑how (“Trade Secrets”), (iv) trademarks, trade names and service marks, and any applications or registration of the same (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of Technology, and (vi) analogous rights to those set forth above.
(dd)    “Intervening Event” shall mean, with respect to comScore or Rentrak, as applicable, any material event, circumstance, change, effect, development or condition occurring or arising after the date hereof, to the extent such development or circumstance is disproportionately more favorable to the recurring financial condition and results of operations of comScore or Rentrak, as applicable, when compared to other businesses of comparable size operating in the industries in which comScore or Rentrak, as the case may be, operates, and that was not known by, or reasonably foreseeable to, the comScore board of directors or the Rentrak board of directors, as applicable, as of or prior to the date hereof; provided, however, that (i) notwithstanding anything to the contrary herein, (x) an Intervening Event cannot involve (1) the receipt of any offer, proposal or inquiry from any third party relating to a transaction of the nature described in the definition of “Acquisition Transaction” (which, for the purposes of this clause (1), shall be read without reference to the percentage thresholds set forth in the definition thereof) , or (2) in the case of Rentrak, any of the matters described in clauses (i) through (xii) of the definition of comScore Material Adverse Effect, and in the case of comScore, any of the matters described in clauses (i) through (xii) of the definition of Rentrak Material Adverse Effect.
(ee)    “IRS” shall mean the United States Internal Revenue Service or any successor thereto.
(ff)    “Legal Proceeding” shall mean any action, claim, suit, litigation, proceeding (public or private), criminal prosecution, audit or investigation by or before any Governmental Authority.
(gg)    “Legal Requirements” shall mean applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
(hh)    “Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.
(ii)    “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.
(jj)    “Nasdaq Global Select Market” shall mean the Nasdaq Global Select Market or any successor thereto.
(kk)    “Oregon Law” shall mean the OBCA and any other applicable Legal Requirements of the State of Oregon.
(ll)    “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any Person or its property under applicable Legal Requirements.
(mm)    “Pension Plan” shall mean an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
(nn)    “Person” shall mean any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, joint venture, estate, trust, firm or other enterprise, association, organization, entity or any Governmental Authority.
(oo)    “Public Software” means any software that is or contains, in whole or in part, any software that is licensed pursuant to an “open source” licensing agreement or similar agreement, including without limitation software licensed under the GNU General Public License (GPL) or the GNU Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.
(pp)    “Qualifying Amendment” shall mean an amendment or supplement to the Joint Proxy Statement/Prospectus relating to comScore, the Joint Proxy Statement/Prospectus relating to Rentrak or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a comScore Board of Directors Recommendation Change or a Rentrak Board of Directors Recommendation Change (as the case may be), (ii) a statement of the reasons of the board of directors of comScore or Rentrak (as the case may be) for making such comScore Board of Directors Recommendation Change or Rentrak Board of Directors Recommendation Change (as the case may be) and (iii) additional information reasonably related to the foregoing.
(qq)    “Registered Intellectual Property” shall mean any Intellectual Property Right that is the subject of a formal application or registration with any Governmental Authority (or with respect to domain names, any domain name registrar) including (i) issued Patents, (ii) registered Copyrights (including maskwork registrations), (iii) registered Trademarks, (iv) domain name registrations, and (v) any applications, including provisional applications, for such registrations (as applicable).
(rr)    “Rentrak Articles of Incorporation” shall mean the Restated Articles of Incorporation of Rentrak, as amended and in effect on the date hereof.
(ss)    “Rentrak Balance Sheet” shall mean the unaudited balance sheet of Rentrak contained in the Rentrak Quarterly Report on Form 10‑Q for the quarterly period ended June 30, 2015.
(tt)    “Rentrak Bylaws” shall mean the Restated Bylaws of Rentrak, as amended and in effect on the date hereof.
(uu)    “Rentrak Capital Stock” shall mean Rentrak Common Stock and Rentrak Preferred Stock.
(vv)    “Rentrak Common Stock” shall mean the Common Stock, par value $0.001 per share, of Rentrak.
(ww)    “Rentrak Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Rentrak, any of Rentrak’s Subsidiaries or any of their respective ERISA Affiliates or to which Rentrak, any of Rentrak’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have a material liability for premiums or benefits or other obligations.
(xx)    “Rentrak ESPP” shall mean Rentrak’s 2011 Employee Stock Purchase Plan.
(yy)    “Rentrak Insiders” means those officers and directors of Rentrak who are subject to the reporting requirements of Section 16(a) of the Exchange Act as listed in the Section 16 Information.
(zz)    “Rentrak Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to Rentrak or its Subsidiaries.
([[)    “Rentrak Material Adverse Effect” shall mean any Effect that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Rentrak Material Adverse Effect, has or is reasonably likely to have a material adverse effect on the business, operations, financial condition or results of operations of Rentrak and its Subsidiaries, taken as a whole; provided, however, that no Effects (by themselves or when aggregated with any other Effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Rentrak Material Adverse Effect, and no Effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other Effects) shall be taken into account when determining whether a Rentrak Material Adverse Effect has occurred or may, would or could occur:
(i)    economic, business, financial or political conditions (including interest or exchange rates) in the United States or any other jurisdiction in which comScore or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on Rentrak and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Rentrak operates;
(ii)    conditions in the industry or industries in which Rentrak operates, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on Rentrak and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Rentrak operates;
(iii)    conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on Rentrak and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Rentrak operates;
(iv)    acts of terrorism or war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, geopolitical conditions, weather conditions, power outages, national or international calamity, crisis or emergency, and other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, but solely to the extent that such conditions and changes do not have a disproportionate adverse effect on Rentrak and its Subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Rentrak operates;
(v)    the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement, including any termination of, reduction of, reduction in or similar adverse effect on relationships, contractual or other, with any customers, distributors, partners or employees of Rentrak or its subsidiaries directly attributed to the announcement of this Agreement or the pendency or consummation of the transaction contemplated hereby;
(vi)    changes in Legal Requirements or GAAP (or any interpretations of GAAP);
(vii)    failure by Rentrak or any of its Subsidiaries to take any action that is expressly prohibited by this Agreement;
(viii)    changes in Rentrak’s stock price or the trading volume of Rentrak stock, in and of itself;
(ix)    the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;
(x)    any action or failure to take any material action required by Rentrak pursuant to this Agreement that is requested by comScore;
(xi)    any reduction in the credit rating of Rentrak or its Subsidiaries, in and of itself; or
(xii)    any legal claims made or brought by any current or former Rentrak Shareholders (on their own behalf or on behalf of Rentrak) or other Legal Proceedings arising out of or related to this Agreement, the Merger or any other transactions contemplated by this Agreement.
(aaa)    “Rentrak Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of Rentrak.
(bbb)    “Rentrak Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of Rentrak and/or any of its Subsidiaries.
(ccc)     “Rentrak Performance Stock Unit” shall mean any Rentrak Stock Award that is an award representing the right to receive in the future shares of Rentrak Common Stock from Rentrak in accordance with a performance-based vesting schedule or issuance schedule.
(ddd)    “Rentrak Restricted Stock Unit” shall mean any Rentrak Stock Award that is an award representing the right to receive in the future shares of Rentrak Common Stock from Rentrak in accordance with a vesting schedule or issuance schedule.
(eee)    “Rentrak Shareholders” shall mean holders of shares of Rentrak Capital Stock.
(fff)    “RoHS Directive” shall mean the European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.
(ggg)    “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
(hhh)    “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.
(iii)    “Section 16 Information” shall mean information regarding Rentrak Insiders and (i) the number of shares of Rentrak Common Stock or other Rentrak equity securities deemed to be beneficially owned by each such Rentrak Insider and expected to be exchanged for comScore Common Stock and (ii) the number of shares of Rentrak Common Stock, together with the applicable exercise price per share, subject to each Rentrak Stock Award held by Rentrak Insider which is to be assumed and converted into options to purchase comScore Common Stock, in each case, in connection with the Merger, which shall be provided by Rentrak to comScore within ten (10) Business Days after the date of this Agreement.
(jjj)    “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.
(kkk)     “Subsidiary” of any Person shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns at least a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.
(lll)    “Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal involving the acquisition of eighty-five percent (85%) or more of the outstanding voting securities of a party hereto (i) which, if any cash consideration is involved, is not subject to any financing contingencies (and if financing is required, such financing is then committed, upon customary terms, to the third party making such Acquisition Proposal) and (ii) with respect to which the board of directors of the applicable party hereto shall have determined in its good faith judgment, after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Transaction, as well as any counter-offer or proposal made by the other party hereto) and all other factors the board of directors of the applicable party hereto is permitted to consider under the OBCA or the DGCL, as applicable, that (A) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Transaction on the terms proposed, and (B) the proposed Acquisition Transaction would, if timely consummated in accordance with its terms, be more favorable to the shareholders or stockholders of the applicable party hereto than the transactions contemplated by this Agreement (or any counter-offer or proposal made by the other party hereto).
(mmm)    “Taxes” shall mean any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other person and including any liability for taxes of a predecessor or transferor.
(nnn)    “Tax Return” shall mean any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.
(ooo)    “Technology” shall mean tangible embodiments of any or all of the following (i) works of authorship including computer programs, source code, executable code, RTL and GDS II files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.
(ppp)    “Triggering Event” shall mean, and shall be deemed to have occurred with respect to comScore or Rentrak if, prior to the Effective Time, any of the following shall have occurred with respect to such party:
(i)    such party shall have breached the terms of Section 6.1, Section 6.2 or Section 7.4 in any material respect (whether or not resulting in the receipt of an Acquisition Proposal);
(ii)    Rentrak shall have failed to include the Rentrak board of directors Recommendation in the Joint Proxy Statement/Prospectus in the case of Rentrak, or comScore shall have failed to include the comScore board of directors Recommendation in the Joint Proxy Statement/Prospectus in the case of comScore;
(iii)    the Rentrak board of directors or any committee thereof shall have for any reason effected a Rentrak Board of Directors Recommendation Change in the case of Rentrak, or the comScore board of directors shall have effected a comScore Board of Directors Recommendation Change in the case of comScore;
(iv)    the Rentrak board of directors or any committee thereof shall have for any reason approved, or recommended that the Rentrak Shareholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of Rentrak, or the comScore board of directors or any committee thereof shall have for any reason approved, or recommended that the comScore Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of comScore;
(v)    an Acquisition Proposal (whether or not a Superior Proposal) shall have been made in respect of such party by a Person unaffiliated with the other party hereto and, within ten (10) Business Days after notice of such Acquisition Proposal is first published, sent or given to such party’s stockholders, and, if requested by the other party hereto, such party shall not have sent to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, a statement unconditionally reaffirming the Rentrak board of directors Recommendation in the case of Rentrak, or the comScore board of directors Recommendation in the case of comScore, and unconditionally recommending that its stockholders reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer; or
(vi)    except for the confidentiality agreement required by Section 6.3 as a pre-condition to taking any actions described therein, such party shall have entered into a letter of intent, memorandum of understanding or other Contract accepting any Acquisition Proposal or Acquisition Transaction (whether or not a Superior Proposal).
(qqq)    “WEEE Directive” shall mean the European Directive 2002/96/EC on waste electrical and electronic equipment.
Additional Definitions
. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Antitrust Laws	7.2(a)
Articles of Merger	1.1
Assumed Option	1.4(c)(i)
Assumed Unit	1.4(c)(iii)
Book Entry Shares	2.3(c)
comScore	Preamble
comScore 1999 Stock Plan	4.5(a)
comScore 2007 Stock Plan	4.5(a)
comScore board of directors Recommendation	7.4(e)
comScore Board of Directors Recommendation Change	7.4(f)
comScore Disclosure Letter	Article IV
comScore ESPP	4.5(a)(vi)
comScore In Licenses	4.13(e)
comScore IP Licenses	4.13(f)
comScore Material Contract	4.14(a)
comScore Non-U.S. Employee Plans	4.16(k)
comScore Out Licenses	4.13(f)
comScore Permits	4.20
comScore Preferred Stock	4.5(a)
comScore Qualified Plan	4.16(e)
comScore Real Property Leases	4.11
comScore Registered Intellectual Property	4.13(a)
comScore SEC Reports	4.7(e)
comScore Stock Plans	4.5(b)
comScore Stockholder Meeting	7.4(a)
comScore Subsidiary Documents	4.4
comScore Termination Fee Amount	9.3(c)(i)
comScore Voting Proposal	4.2(b)
Certificates	2.3(c)
Closing	2.1
Closing Date	2.1
Code	Preamble
Common Stock Consideration	1.4(b)(i)
Confidentiality Agreement	7.5(h)
D&O Policy	7.8(b)
DGCL	3.23
Effective Time	1.1
Exchange Agent	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	1.4(b)(i)
Extended Termination Date	9.1(c)
Goldman Sachs	3.2(b)
Indemnified Parties	7.8(a)
Initial Termination Date	9.1(c)
J.P. Morgan	4.2(b)
Joint Proxy Statement/Prospectus	7.3(a)
Maximum Annual Premium	7.8(b)
Merger	Preamble
Merger Stockholder Meetings	7.4(a)
Merger Sub	Preamble
OBCA	Preamble
Oregon Secretary of State	1.1
Oregon Takeover Statute	3.25
Other Required comScore Filing	7.3(e)(ii)
Other Required Rentrak Filing	7.3(e)(i)
PBGC	3.14(g)
PBGC Claims	3.14(g)
Registration Statement	7.5(a)
Regulation M-A Filing	7.3(c)
Rentrak	Preamble
Rentrak board of directors Recommendation	7.4(e)
Rentrak Board of Directors Recommendation Change	7.4(f)
Rentrak Disclosure Letter	Article III
Rentrak In Licenses	3.13(e)
Rentrak IP Licenses	3.13(f)
Rentrak Material Contract	3.14(a)
Rentrak Non-Employee Director Plan	3.5(a)(iii)
Rentrak Non-U.S. Employee Plans	3.16(k)
Rentrak Out Licenses	3.13(f)
Rentrak Permits	3.20
Rentrak Qualified Plan	3.14(e)
Rentrak Real Property Leases	3.11
Rentrak Registered Intellectual Property	3.13(a)
Rentrak Restricted Stock	1.4(b)(iii)
Rentrak SEC Reports	3.7(a)
Rentrak Shareholder Meeting	7.4(a)
Rentrak Stock Awards	3.5(c)
Rentrak Stock Option	1.4(c)(i)
Rentrak Stock Plans	3.5(b)
Rentrak Subordinated Notes	3.5(a)(v)
Rentrak Subsidiary Documents	3.4
Rentrak Terminating Plans	7.7(a)
Rentrak Termination Fee Amount	9.3(b)(i)
Rentrak Voting Proposal	3.2(b)
Requisite comScore Stockholder Approval	4.2(c)
Requisite Rentrak Shareholder Approval	3.2(c)
Surviving Corporation	1.1
Takeover Laws	7.10
Tax Opinions	7.13(b)
WARN Act	3.17(c)

EXHIBIT A

FORM OF RENTRAK SUPPORT AGREEMENT

EXHIBIT B

FORM OF COMSCORE SUPPORT AGREEMENT

[AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]